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cjones@shearman.com                                                     NEW YORK
                                                                           PARIS
                                                                            ROME
                                 April 19, 2005                    SAN FRANCISCO
                                                                       SAO PAULO
                                                                       SINGAPORE
                                                                           TOKYO
                                                                         TORONTO
                                                                WASHINGTON, D.C.

Via EDGAR Transmission
----------------------

H. Roger Schwall
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Mastellone Hermanos S.A.
Registration Statement on Form F-4 (File No. 333-122268)

Ladies and Gentlemen:

     On behalf of our client, Mastellone Hermanos S.A. (the "Company"), set forth below are responses to the comments of the Staff of the United States
Securities and Exchange Commission (the "Commission") received by letter dated
April 12, 2005 on the Amendment No. 1 ("Amendment No. 1") to the registration statement on Form F-4 (the "F-4") relating to the proposed exchange offer (the
"Exchange Offer") by the Company of its outstanding 8% Collateralized Senior
Notes due 2012, Series A-1 and Series B-1 for its 8% Collateralized Senior Notes
due 2012, Series A-2 and Series B-2, respectively.

     The Company's responses to the Commission's comments are set forth below in paragraphs that correspond to the numbered paragraphs of the Commission's letter. Please note that the page references in the Commission's comments included below correspond to the page numbers of the Amendment No. 1 as filed on
March 29, 2005 and page references in the responses of the Company correspond to the number of the Amendment No. 2 to the F-4 that accompanies this letter. We enclose copies of Amendment No. 2 to the F-4 marked to show changes in the filing accompanying this letter from Amendment No. 1, which was filed with the

Commission on March 29, 2005. Unless otherwise defined herein capitalized terms used below have the meanings provided in the prospectus (the "Prospectus")
included in the F-4.

     On behalf of the Company, we advise you as follows:

General
-------

     1.   We remind you to make parallel changes to all affected disclosure.

          Response to Comment No. 1: The Company has revised the F-4 to reflect the Commission's comments.

     2.   In response to our prior comment 12 you provided on a supplemental basis, materials that you identify as supportive of statements made in the prospectus. However, the submissions filed on EDGAR as correspondences and the courtesy copies mailed to us were incomplete.
          For example, in your response, you reference pages that were not located in the submission provided to us (i.e. a reference to page 5 of Annex B, which Annex B contained only 4 pages). We note also that the material provided were in Spanish and were not clearly marked to indicate the portion of the document that provided the support for the statement identified in our prior comment. Although we were able to discern the bases of support for certain statements, we were unable to locate the support for statements you assert were located in Annex B and Annex C of the materials provided. Consequently, we reissue our prior comment 12. To expedite our review, please ensure that future submissions are clearly marked, include all pertinent pages, are translated into English, and are accurately identified in the response letter.

          Response to Comment No. 2: The Company has provided English translations of the prior Annex A, Annex B and Annex C with this letter and has included the comments from the prior response letter below with revised page numbers.

          o    you are the leading processor and distributor of fresh dairy products in Argentina;

               The Company has revised this language on pages 1 and 66 to read as follows: "We are the leading processor and distributor of fresh dairy products in Argentina, ranking first in market share in fluid milk, cream and butter, according to market surveys made by CCR Market Knowledge, an Argentine market research company."

               Attached hereto as Annex A is the January 2005 report from of CCR
               Market Research. The Company ranked first in terms of sales and volume in fluid milk, fresh milk, cream, butter and dulce de leche. Please see the following pages of Annex A for the
               following market shares: fluid milk (pages 2 and 9), cream (pages
               5 and 12), butter (pages 6 and 13).

          o    "According to several independent marketing surveys conducted over the last few years, our La Serenisima brand has consistently ranked among the leaders in brand image among all consumer brands in Argentina, ranking first in 2004, according to surveys made by
               Clarin, an Argentine newspaper."

               Attached hereto as Annex B is an article from Clarin published on
               January 23, 2005 that ranks "La Serenisima" first. See the tables on pages 1 and 6 of Annex B. See also in Annex C the tables on pages 1 and 3.

          o    "[w]e believe our products are recognized throughout Argentina for their consistently superior quality...,";

               The Company has revised this language on page 67 to read as follows: "We believe that our products are recognized throughout
               Argentina for their consistently superior quality, as recognized by different market surveys, such as one made in 2005 by CEOP, an
               Argentine research firm and Apertura, an Argentine magazine."

               Attached hereto as Annex C an article from the March 2005 edition of the magazine Apertura in which it ranks La Serenisima, the
               Company's brand, as number 6 in 2005 and listed it number 3 in
               2004. See the table on page 3 of Annex C.

          o    "[w]e believe we have created the most extensive and efficient distribution network for dairy products in Argentina...,";

               The Company has revised this language on page 67 to read as follows:

               "We believe that we have created an extensive and efficient distribution network for dairy products in Argentina."

          o    "[w]e believe that our General Rodriguez complex...is the most advanced large-scale milk processing facility in Latin America";
               and

               The Company has deleted this statement.

          o    you enjoyed, as of the fiscal year ended December 31, 2003 and the nine-month period ended 2004, market shares of approximately
               56.6% and 57.8%, respectively, of the Argentine fluid milk market in terms of physical volume.

               The Company has revised the 2004 market share to be 56.6%. These numbers are based on the January 2005 report from of CCR Market
               Research attached hereto as Annex A. Please see page 9 for the market share of fluid milk.

Prospectus Cover Page
---------------------

     3.   Please correct the caption on the top of the page to disclose that you are offering to exchange new Series B-2 notes for outstanding Series
          B-1 notes, or advise.

          Also, ensure that references to the "old" and "new" notes are consistent throughout the prospectus. Refer, for example, to the revised text at the top of page 2.

          Response to Comment No. 3: The Company has revised the Prospectus
     Cover Page and page 2 of the F-4 to reflect the Commission's comments. The
     Company has also reviewed and revised the rest of the F-4 to reflect the
     Commission's comments.

Management's Discussion and Analysis of Financial Condition, page 42
--------------------------------------------------------------------

     Critical Account Policies, page 44
     ----------------------------------

     4.   We note your revised critical accounting policy disclosures on page 44 regarding "estimates of carrying values of assets and liabilities".
          Please remove all such general discussions. Critical accounting policies should present your analysis of the uncertainties involved in applying a particular principle at a given time or the variability that is reasonably likely to result from a particular principle over time. Additionally, remove the statement that you design your assumptions using a "conservative approach" to have a "reasonable cushion" for your estimates.

          Response to Comment No. 4: The Company has revised this section to reflect the Commission's comments.

     5.   We note your response to prior comment 28. Please expand your proposed disclosure to include quantitative analyses of the sensitivities of your accounting estimates and assumptions. Refer to FRC 501.14. for further guidance.

          Response to Comment No. 5: The Company has revised this section to reflect the Commission's comments.

Our Business, page 66
---------------------

     Principal Production Facilities, page 73
     ----------------------------------------

     6.   Provide support for your belief that the General Rodriguez plant is
          "one of the largest dairy processing facilities in the world and the
          largest...in Latin America," or revise the statement accordingly.

          Response to Comment No. 6: The Company has deleted this statement.

Financial Statements, page F-1
------------------------------

     General
     -------

     7.   We note several adjustments to line items in your consolidated balance sheet as of December 31, 2003 and in your consolidated statements of operations and cash flows for the year ended December 31, 2003. For example, the line item "Net sales" on page F-53 changed from 1,130,099 in your Form F-4 filed on January

          25, 2005 to 1,132,141 in your Form F-4 filed on March 29, 2005.
          Supplementally tell us why line item adjustments were necessary.

          Response to Comment No. 7: The Company, as explained in Note 4 e) 1)
     to the consolidated financial statements, adopted Technical Resolution No.
     21 in 2004 and consolidated a subsidiary, ConSer Promotora y Asesora de
     Seguros S.A. (C-PAS). The Company, as allowed in Technical Resolution No.
     21, retroactively restated the consolidated financial statements for the year ended December 31, 2003 to also consolidate the accounts of C-PAS.
     C-PAS was not consolidated before the adoption of Technical Resolution No.
     21, due to the difference in its type of business (insurance brokerage) in comparison with the rest of companies. The effect of consolidating C-PAS is not material for our consolidated financial statements. The several adjustments noted by the Staff to line items in the Company's consolidated financial statements as of December 31, 2003, were attributable to the adoption of Technical Resolution No. 21.

     Report of Independent Registered Public Accounting Firm, page F-2
     -----------------------------------------------------------------

     8.   The audit report included for Becher Lichentstein & Asociados should make reference to its international affiliation to BDO. See Item V.A.,
          "Audit Report Signature Requirements", of the International Reporting
          and Disclosures Issues in the Division of Corporation Finance at
          http://www.sec.gov/divisions/corpfin/internatl/
          cfirdissues1104.htm#P349_51770. Please have your auditors revise accordingly.

          Response to Comment No. 8: Due to an error during the conversion process to EDGAR, the header and the footer included in auditors' report was omitted in the version that was filed through EDGAR. Please see modified version of the F-4 that includes the footer, indicating Becher
     Lichtenstein & Asociados international affiliation to BDO International.

     Note 5 - Breakdown of Main Accounts, page F-25
     ----------------------------------------------

          Deferred Income Taxes, page F-28
          --------------------------------

     9.   Supplementally explain the item identified as "adjustment to present value" included in your analysis of deferred tax liabilities and tell us how your accounting for this adjustment is in accordance with U.S.
          generally accepted accounting principles.

          Response to Comment No. 9: An exchange of debt instruments with substantially different terms is considered an extinguishment of debt under
     Argentine GAAP as explained in Note 1 e) 2) to the consolidated financial statements. Accordingly, the carrying value of the old debt instrument was derecognized from the Company's consolidated balance sheet and the new debt instrument was initially recorded at fair value (that is, the present value of the new debt instrument) with the difference recognized as gain or loss on debt extinguishment. The fair value of the new debt instrument is adjusted at each balance sheet date to reflect changes in its fair value.

          Under Argentine income tax regulations, the tax basis for the new debt instrument is its face (or nominal) amount and not its fair value.
     Accordingly, the gain from extinguishment of debt recognized by the Company representing the difference between the face (or nominal) amount of the new debt instrument and its fair value (or present value) was not subjected to income tax at the time of the exchange but is rather subject to income tax over the remaining term of the new debt instrument. Accordingly, the
     Company recognized the tax effect for the difference in basis as a deferred tax liability and presented such in the analysis of deferred tax liabilities in line item "adjustment to present value".

          The adjustment identified as "adjustment to present value" included in the deferred tax liabilities as of December 31, 2004 correspond to the adjustment to fair value recorded under Argentine GAAP for the new debt as explained in Note 1 e) 2) to the financial statements. This amount was not computed under fiscal purposes and consequently was included as a temporary difference in the deferred taxation.

          Under US GAAP, the adjustment to present value was reversed, and consequently, no temporary difference was included for the deferred income tax.

Exhibits
--------

Legality Opinions
-----------------

     10.  Please file opinions to address the legality of the guarantees that are being registered.

          Response to Comment No. 10: The Company has filed with this amendment to the F-4 as Exhibits 5.3 and 5.4 opinions from Argentine and Brazilian counsel regarding the guarantees.

Exhibit 8.1 - Tax Opinion
-------------------------

     11.  We refer you to the second paragraph on the first page. Please revise to state that the referenced disclosure in the registration statement is the opinion of counsel. Counsel must opine on what the tax consequences of the transaction are, rather than on the manner or accuracy with which the disclosure summarizes the tax law.

          Response to Comment No. 11: The Company has refiled Exhibit 8.1 with this Amendment. Exhibit 8.1 was revised to reflect the Commission's comments.

                                      ****

     The Company understands the need to respond to any further comments that the Commission may have following its review of Amendment No. 2 to the F-4.

     As to timing, the Company would like to be in a position to have the F-4 declared effective by April 25, 2005. To this end, we would be grateful if the commission could, to the extent reasonably practicable, review the F-4 and provide comments by April 27, 2005, so that the Company may prepare appropriate responses to the Commission's comments and print prospectuses in accordance with this schedule.

     If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (212) 848-8811 or John Millard at (212)
848-8811. Accounting questions may be directed to Leland E. Graul at BDO
Seidman, LLP at 312-616-4667 or, for accounting questions related to the consolidated financial statements for the years ended December 31, 2003 and
2002, Mark Wallis at Deloitte & Touche LLP at 212-436-5290.

                                       Very truly yours,

                                       /s/ Catherine R. Jones
                                       -----------------------------------
                                       Catherine R. Jones

Enclosures

Cc:  H. Roger Schwall - Securities and Exchange Commission
     Mellissa Campbell Duru - Securities and Exchange Commission
     Timothy Levenberg - Securities and Exchange Commission
     April Stifford - Securities and Exchange Commission
     Barry Stern - Securities and Exchange Commission
     Rodolfo Gonzalez -Mastellone Hermanos S.A.
     Joaquin Ibanez - Cibils-Labougle-Ibanez
     John Millard - Shearman & Sterling LLP
     Leland E. Graul - BDO Siedman, LLP
     Mark Wallis - Deloitte & Touche LLP

                                                                         ANNEX A

TRANSLATION
-----------

[CCR LOGO]
MARKET KNOWLEDGE

                                   MASTELLONE

                                   HISTORY '98

                                                                    JANUARY 2005

                                                                               2

[IRI LOGO]                                                            [CCR LOGO]
INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                    FLUID MILK
--------------------------------------------------------------------------------
                              All National Channels

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                  1998     1999     2000     2001      2002      2003      2004   YTD'05
----------------------------------------------------------------------------------------
SALES            911875   876770   843910   839346   1132929   1372189   1445789  116759
----------------------------------------------------------------------------------------

Mastellone         61.4     60.9     59.8     60.3      59.9      59.7      60.3    60.9
Sancor             23.1     23.4     22.9     23.6      21.2      17.2      16.3    16.7
Parmalat            4.0      3.7      4.4      3.1       1.8       1.5       0.9     0.5
Otras              11.5     12.0     12.9     13.1      17.1      21.6      22.5    22.0

MDD                 1.4      1.9      2.9      3.4       4.9       5.5       7.0     6.5
Milkaut             3.6      3.7      3.1      3.0       2.5       2.3       2.1     2.2
Williner            1.5      1.7      1.7      1.6       2.0       2.0       2.3     2.5
La Suipachense      0.0      0.0      0.0      0.2       0.5       1.2       1.4     1.3
Manfrey             0.4      0.3      0.6      0.6       0.9       1.4       1.3     1.4
Resto               4.6      4.4      4.6      4.2       6.4       9.1       8.5     8.0

                                                                               3

[IRI LOGO]                                                            [CCR LOGO]
INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                    LONG-LIFE MILK
--------------------------------------------------------------------------------
                                 All National Channels

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1998     1999     2000     2001     2002     2003     2004    YTD'05
-----------------------------------------------------------------------------------
SALES         266457   303080   307144   330342   423178   401014   407345    35819
-----------------------------------------------------------------------------------

Sancor          47.3     46.6     43.8     42.4     38.8     35.2     31.6     32.5
Mastellone      22.9     24.9     24.7     27.7     29.7     27.0     29.8     29.2
MDD              3.5      4.7      7.4      8.2     11.1     13.4     15.5     14.9
Williner         4.3      4.0      4.0      4.0      5.3      6.9      8.0      8.2
Otras           22.0     19.8     20.1     17.7     15.1     17.5     15.1     15.2

Milkaut         10.0      9.5      7.9      7.4      5.3      5.0      5.0      5.8
Parmalat         7.2      5.6      7.4      4.4      1.8      1.9      0.6      0.0
Resto            4.8      4.7      4.8      5.9      7.9     10.6      9.5      9.4

                                                                               4

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INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                      FRESH MILK
--------------------------------------------------------------------------------
                                All National Channels

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                  1998     1999     2000     2001     2002     2003     2004     YTD'05
---------------------------------------------------------------------------------------
SALES            645418   573690   536766   509004   709751   971175   1038444    80940
---------------------------------------------------------------------------------------

Mastellone         77.2     79.9     79.9     81.4     77.9     73.2     72.3      74.9
Sancor             13.2     11.1     11.0     11.4     10.8      9.8     10.3       9.7
Parmalat            2.7      2.7      2.6      2.2      1.8      1.3      1.0       0.6
Otras               6.9      6.3      6.5      5.0      9.6     15.7     16.4      14.8

La Suipachense      0.0      0.0      0.0      0.3      0.7      1.7      1.9       1.9
MDD                 0.6      0.5      0.4      0.3      1.2      2.3      3.7       2.8
Manfrey             0.5      0.5      0.9      0.9      1.4      2.0      1.8       2.0
Resto               5.8      5.3      5.2      3.6      6.3      9.6      9.0       8.1

                                                                               5

[IRI LOGO]                                                            [CCR LOGO]
INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                          CREAM
--------------------------------------------------------------------------------
                                  All National Channels

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1998     1999     2000    2001    2002     2003     2004    YTD'05
---------------------------------------------------------------------------------
SALES         114073   104420   98136   98633   103953   122748   134186    8920
---------------------------------------------------------------------------------

Mastellone     51.0     48.1     46.8    47.2    45.1     45.4     46.3     48.4
Sancor         30.8     30.4     30.1    29.4    28.2     24.5     22.9     23.0
Williner        1.6      2.6      2.7     3.3     4.5      4.3      3.6      3.8
Parmalat        2.0      2.2      2.7     3.1     5.7      8.2      5.1      1.6
Otras          14.5     16.7     17.7    17.0    16.5     17.7     22.1     23.2

Milkaut         4.1      4.2      3.8     4.2     4.1      3.6      4.9      5.7
Manfrey         1.9      2.0      2.7     2.3     2.6      2.5      1.9      2.1
MDD             0.2      1.1      1.2     1.3     1.4      2.9      4.5      4.7
Resto           8.4      9.4     10.0     9.2     8.4      8.7     10.7     10.7

                                                                               6

[IRI LOGO]                                                            [CCR LOGO]
INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                      BUTTER
--------------------------------------------------------------------------------
                               All National Channels

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                  1998     1999     2000     2001     2002     2003     2004    YTD'05
--------------------------------------------------------------------------------------
SALES            141975   132262   128123   125891   175283   206596   210103    14296
--------------------------------------------------------------------------------------

Mastellone        33.8     34.3     36.5     37.1     35.7     34.1     37.0     39.3
Sancor            40.7     40.7     38.7     36.5     32.0     27.0     26.4     26.3
MDD                3.1      2.9      4.4      5.9     10.1     12.5     14.3     12.5
Salaberry          1.6      2.1      1.5      1.1      1.6      3.4      3.1      2.2
Otras             20.8     20.0     19.0     19.4     20.5     23.0     19.2     19.7

Williner           3.5      3.9      2.9      2.5      3.9      3.4      2.5      2.3
Milkaut            3.7      2.6      2.3      2.6      2.8      2.6      2.1      2.5
Abolio y Rubio     2.1      2.6      2.1      1.7      2.3      2.8      2.8      3.2
Veronica           2.6      2.5      2.8      1.9      2.1      2.4      2.0      2.2
Resto              8.9      8.4      8.8     10.7      9.5     11.8      9.8      9.5

                                                                               7

[IRI LOGO]                                                            [CCR LOGO]
INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                 DULCE DE LECHE
--------------------------------------------------------------------------------
                              All National Channels

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1998     1999     2000    2001    2002     2003     2004    YTD'05
---------------------------------------------------------------------------------
SALES         108259   107387   97254   94201   120397   138705   145488   10016
---------------------------------------------------------------------------------

Mastellone     29.2     29.8     30.1    31.0    28.4     32.9     38.6     43.6
Parmalat       17.0     13.7     12.3    11.6    14.1     13.1      9.5      6.5
Sancor         14.8     15.6     16.1    15.9    11.8     10.7     12.6     12.5
MDD             6.1      7.2      7.4     8.6     9.1      7.0      7.4      6.7
Otras          32.9     33.7     34.1    32.9    36.6     36.4     31.9     30.7

Williner        3.7      4.3      3.7     3.0     4.5      3.5      3.4      4.1
Milkaut         3.5      2.7      2.9     3.4     4.4      5.3      4.1      3.7
La Paulina      1.2      1.1      1.4     1.6     2.6      1.6      1.4      1.3
Resto          24.5     25.6     26.2    24.9    25.1     26.0     22.9     21.7

                                                                               8

[IRI LOGO]                                                            [CCR LOGO]
INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                   POWDERED MILK
--------------------------------------------------------------------------------
                               All National Channels

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1998     1999     2000     2001     2002     2003     2004    YTD'05
-----------------------------------------------------------------------------------
SALES         167564   138704   110797   100536   143702   167847   163675    11785
-----------------------------------------------------------------------------------

Nestle         53.0     52.6     51.0     51.7     50.8     54.9     51.3     51.6
Mastellone     14.0     14.0     14.8     13.9     13.1     14.9     15.2     15.8
Sancor         14.4     15.1     14.7     11.1      8.8      9.7     10.7     12.2
Williner        4.6      4.9      6.4      6.4      7.5      4.8      4.5      4.3
Milkaut         4.7      4.2      3.9      4.5      3.0      2.2      1.6      1.2
Otras           9.3      9.2      9.3     12.4     16.7     13.5     16.7     14.9

Deshifood       0.0      0.0      0.0      0.1      0.8      1.6      0.8      0.6
Nacar           0.8      1.2      1.4      1.4      1.9      1.4      0.0      0.0
MDD             0.1      0.2      0.6      1.5      2.2      1.8      2.8      2.8
Cotapa          1.2      1.3      0.8      1.6      2.1      0.5      0.5      0.2
Ber-Lact        0.1      0.1      0.0      0.2      0.6      0.8      0.6      0.5
Resto           7.1      6.4      6.4      7.6      9.2      7.4     11.9     10.9

                                                                               9

[IRI LOGO]                                                            [CCR LOGO]
INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                       FLUID MILK
--------------------------------------------------------------------------------
                                  All National Channels

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                 1998       1999      2000      2001     2002     2003      2004    YTD'05
------------------------------------------------------------------------------------------
VOLUME (000)    1057511   1084808   1082024   1053483   950433   933405   1003488    79520
------------------------------------------------------------------------------------------

Mastellone        59.8      56.9      55.4      55.7     57.2     56.6      56.6     58.1
Sancor            22.6      24.3      23.8      24.9     21.9     17.2      15.9     15.6
Parmalat           4.3       4.0       4.9       3.2      1.9      1.5       1.0      0.5
Otras             13.3      14.8      16.0      16.3     19.1     24.8      26.6     25.8

MDD                                    4.2       4.8      5.6      6.3       8.5      7.9
Milkaut                                3.3       3.3      2.6      2.4       2.1      2.2
Williner                               1.9       1.8      2.1      2.0       2.4      2.7
La Spch                                0.5       0.3      0.6      1.5       1.8      1.8
Manfrey                                0.8       0.8      1.0      1.6       1.5      1.7
Resto                                  5.3       5.3      7.3     10.8      10.3      9.6

                                                                              10

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                                    LONG-LIFE MILK
--------------------------------------------------------------------------------
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  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                 1998     1999     2000     2001     2002     2003     2004    YTD'05
-------------------------------------------------------------------------------------
VOLUME (000)    283393   380599   406172   430256   356975   253658   256400    21893
-------------------------------------------------------------------------------------

Sancor           45.4     46.8     43.4     42.0     38.7     35.2     30.1     29.8
Mastellone       20.0     20.7     20.7     23.9     27.5     23.1     25.3     25.4
MDD               5.2      6.5     10.3     11.2     12.5     15.6     19.1     18.7
Williner          4.9      4.5      4.3      4.2      5.5      7.5      9.3      9.6
Otras            24.5     21.5     21.3     18.7     15.7     15.7     16.3     16.5

Milkaut          11.2     10.3      8.0      7.7      5.5      5.5      5.5      6.3
Parmalat          7.5      5.9      8.2      4.5      2.1      1.9      0.6      0.0
Resto             5.8      5.3      5.1      6.5      8.0     11.3     10.2     10.2

                                                                              11

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                                     FRESH MILK
--------------------------------------------------------------------------------
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  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                 1998     1999     2000     2001     2002     2003     2004    YTD'05
-------------------------------------------------------------------------------------
VOLUME (000)   774119   704209   675852   623227   593457   679747   747088    57628
-------------------------------------------------------------------------------------

Mastellone       74.4     76.5     76.2     77.6     75.0     69.1     67.3     70.5
Sancor           14.2     12.1     12.0     13.0     11.8     10.5     11.0     10.3
Parmalat          3.1      3.0      2.9      2.2      1.7      1.3      1.1      0.7
Otras             8.3      8.4      8.9      7.2     11.5     19.1     20.6     18.5

La Spch                                      0.5      0.9      2.1      2.4      2.5
MDD                                          0.4      1.4      2.8      4.8      3.7
Manfrey                                      1.2      1.5      2.2      2.1      2.4
Resto                                        5.1      7.7     12.0     11.3      9.9

                                                                              12

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                                         CREAM
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  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                 1998    1999    2000    2001    2002    2003    2004   YTD'05
------------------------------------------------------------------------------
VOLUME (000)    18464   17122   17202   17523   14812   14744   16393    1066
------------------------------------------------------------------------------
Mastellone       50.9    46.6    45.5    45.3    43.7    45.0    44.2    46.5
Sancor           29.8    29.3    29.3    28.2    27.5    22.6    20.5    20.6
Williner          1.6     2.7     2.7     3.4     4.5     4.1     3.6     3.8
Parmalat          2.1     2.2     2.7     3.2     5.1     8.7     5.5     1.8
Otras            15.6    19.2    19.8    19.9    19.2    19.6    26.2    27.3

Milkaut           4.3     4.6     4.0     4.6     4.3     3.8     5.2     6.1
Manfrey           2.0     2.2     2.9     2.5     2.6     2.8     2.0     2.3
MDD                       1.5     1.6     1.7     1.7     3.6     6.3     6.5
Resto             9.3    10.9    11.3    11.2    10.6     9.4    12.8    12.5

                                                                              13

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                                       BUTTER
--------------------------------------------------------------------------------
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  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                  1998    1999    2000    2001    2002    2003    2004   YTD'05
--------------------------------------------------------------------------------
VOLUME (000)     22543   21939   21944   21628   21674   18709   19394     1282
--------------------------------------------------------------------------------
Mastellone        31.3    31.2    33.3    32.7    32.7    31.5    34.9     37.3
Sancor            38.5    38.9    36.5    33.6    29.6    24.4    23.0     22.7
MDD                4.5     3.8     5.9     8.2    12.7    15.2    17.8     16.3
Salaberry          2.0     2.8     2.0     1.6     2.3     4.1     3.7      2.5
Otras             23.7    23.3    22.3    24.0    22.8    24.7    20.5     21.2

Williner           4.1     4.7     3.5     3.0     4.1     3.4     2.5      2.3
Milkaut            4.1     3.3     2.9     3.2     2.9     2.7     2.1      2.6
Abolio y Rubio     2.5     2.7     2.3     1.8     2.2     2.8     2.7      3.2
Veronica           3.0     3.0     3.2     2.2     2.2     2.3     1.9      2.0
Resto             10.0     9.6    10.4    13.9    11.4    13.6    11.4     11.1

                                                                              14

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                                 DULCE DE LECHE
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  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                  1998    1999    2000    2001    2002    2003    2004   YTD'05
--------------------------------------------------------------------------------
VOLUME (000)     32738   35029   33489   32845   30519   28241   30196     2028
--------------------------------------------------------------------------------
Mastellone        22.1    21.6    22.2    22.9    22.5    29.4    34.5     39.3
Parmalat          15.7    12.7    12.0    11.1    13.8    12.6     8.9      6.2
Sancor            13.6    13.8    14.4    14.7    10.5     9.1    11.6     11.1
MDD                8.5    10.5    10.5    12.5    12.1     8.1     8.7      8.2
Otras             40.1    41.5    40.9    38.9    41.1    40.8    36.4     35.2

Williner           4.3     5.0     4.0     3.3     4.6     3.2     3.3      3.9
Milkaut            4.1     3.0     3.2     3.9     4.9     6.4     4.8      4.0
La Paulina         1.5     1.2     1.5     1.7     2.6     1.5     1.4      1.3
Resto             30.2    32.3    32.2    30.1    29.1    29.6    26.9     26.1

                                                                              15

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                                    POWDERED MILK
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  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                 1998    1999    2000    2001    2002    2003    2004   YTD'05
------------------------------------------------------------------------------
VOLUME (000)    28424   26341   21426   18986   19331   15196   14465    1006
------------------------------------------------------------------------------
Nestle           49.9    49.6    50.1    50.7    48.0    50.8    46.7    47.7
Mastellone       11.0    10.6    10.6    10.1    10.0    13.4    13.6    14.6
Sancor           13.9    14.5    13.8     9.4     7.8     9.4    10.3    11.8
Williner          5.9     6.6     8.0     7.6     8.6     5.2     4.9     5.0
Milkaut           6.0     5.7     4.9     5.5     3.6     2.3     1.8     1.4
Otras            13.3    13.0    12.6    16.7    21.9    18.9    22.7    19.5

Deshifood                         0.0     0.3     1.2     3.0     1.9     1.4
Nacar                             2.3     2.4     3.0     2.5     0.0     0.0
MDD                               0.8     2.0     2.7     2.2     3.7     3.7
Cotapa                            1.0     2.5     3.4     0.7     0.6     0.2
Ber-Lact                          0.1     0.3     1.0     1.6     1.5     1.4
Resto                             8.4     9.2    10.6     9.0    15.1    12.8

                                                                         Annex B
                                                                         -------
Translation
-----------

                                                            Clarin
                                                            January 23, 2005

CONSUMERS EVALUATE THE TRADEMARK QUALITY, TRAJECTORY AND THE ADAPTATION CAPACITY

THE 200 TRADEMARKS MOST ADMIRED BY ARGENTINA

How did La Serenisima, Coca Cola and Arcor do to climb the podium of the best image trademarks. Which trademarks are the most admired of all times.

The Top Ten

     1.  La Serenisima
     2.  Coca Cola
     3.  Arcor
     4.  YPF
     5.  Philips
     6.  Sancor
     7.  Hellman's
     8.  Ford
     9.  Terrabusi
    10.  Sony

[IMAGE]

PAULA ANCERY. SPECIAL REPORT FOR CLARIN

If -- once again -- an attempt was made to define a concept which is so uncertain as that of being national, and for such purpose the TRADEMARK RANKING prepared by CEOP in 2004 was taken into account, we would have to say that those who state that Argentine people specially appreciate the PLEASURES AT EATING
TIME are right. La Serenisima, Coca Cola and Arcor ranked first, second and third, respectively, in a study in which 1,300 PERSONS were requested to mention spontaneously -- i.e., without choosing among given options -- the most prestigious trademarks which popped up their heads, by a modality called top of mind.

Among the first ten positions there are also SanCor, Hellmann's and Terrabusi.
If we consider that YPF (and not Repsol YPF, which is its current denomination)
is ranked fourth, and if we take a look at the first 20 positions -- the study includes a total of 200 trademarks -- we may add that, in addition, the
Argentine are facing a chauvinist stage: the only clearly NON-ARGENTINE trademarks ranked, in addition to Coca Cola, are Philips, Ford, Sony, Visa and
Shell, which good positioning is partially attributable to the prestigious nature of the relevant categories to which they belong (and the lack of
"Argentine" trademarks competing in such categories). Also, it is not a coincidence that the first financial trademark appearing in the top of mind is
Visa, in position 18 (the previous time, in 2001, it ranked fourth).

Something must be going on, because this is the first survey made by the CEOP since 2001, the year which ended up in the default and the "corralito" and which finally gave rise to the election of a President whose speech is based, to a great extent, on a fondness for the national capitalists.

No trademark ranking was carried out in 2002 or 2003, and it is quite REVEALING to compare the performances related to both surveys. At the beginning of 2001, with Fernando de la Rua as president, Bayaspirina ranked first: it was clear that, in addition to the product merits and the effectiveness of Bayer's strategy, Argentines HAD A HEADACHE.

In November 2004, La Serenisima climbed from the fifth to the first place; Coca
Cola held the second position -- when worldwide it is the top of the tops --, while Arcor starred a rocketing climb from 35th to the 3rd position.

On the contrary, it is evident that in 2004 the Argentina had LESS NECESSITY OF
ANALGESICS: Bayaspirina went down from the first position to the 22nd in the recent survey. In addition, it is showy that McDonald's fell from the third position in 2001 to 106th last year, which situation probably relates not only to the cases of the alleged intoxications in 2001, or to the most recent occupation of the facilities by "picketers", but to the combo price.

THE MILKY TRUTH

After the relevant comments concerning the case, it is appropriate to examine the CAUSES which led to each of the leaders to the position held. Mastellone
Hermanos, owner of La Serenisima trademark, is not, in fact, totally Argentine:
it is controlled by a family of such name (67% of the corporate stock), but 33%
belongs to Dallpoint Investments fund. In addition, between 1995 and 1996 it sold, for a 300 million dollar consideration, its line of yogurts, smear cheeses and deserts to the French multinational company Danone, something which may hardly known by Argentines in general. It is clear that something else that the "strongest patriotic feeling" influenced the high trademark valuation, which anyway was very well ranked (in 2001 it ranked fifth).

"We have been working hardly for many years in the positioning of our products.
In this sense, our main aim is quality. And in all the studies performed by us, it turned out that consumers very much appreciate this concept, and they acknowledge it", states Pascual Mastellone, president of Mastellone Hermanos.
"Next October we will be 75 years old, but the consumer appreciates not only the fact that we are an Argentine company, but also that behind our name there is a quality seal. In addition, we always give priority to the supply of the domestic market, and thus our clients are specially faithful to us", he adds.

The clarification was made because, out of the 1,350 million pesos invoiced by
Mastellone last year, almost 250 million (79 million dollars) came from exports, mainly to Mexico, Brazil, Algeria and Venezuela.

But, over the 9,300 million liters of milk produced in Argentina last year,
1,400 million were produced buy the Mastellone plants, which meant a 16%
share of the market. Mastellone has its main plant in General Rodriguez, province of Buenos Aires; and it also has five cheese factories (one of them located in Trenque Lauquen, is the greatest in all of Latin America) and a milk processing plant, in such same locality, for its Armonia and Fortuna trademarks.

In a market where the domestic consumption per capita is of 190 LITERS/YEAR, it may be considered that "Argentine people are experts in the milk area", claimed
Mr. Mastellone. He considers that the communication of La Serenisima -- both as regards products as well as, and above all, the institutional communication --
is closely related to such fact. "For many years we attempted to explain the consumer the differences in the milk. La Serenisma's products are a little bit more expensive than the average products, but they worth the difference because the public believes that the quality is a very important differential".
Currently, CraveroLanisEuro RSCG is the agency dealing with all Mastellone
Hermanos's products: La Serenisima, Ser, Crecer, Active, Serecol, Finlandia,
Armonia, Fortuna and Casanto.[GRAPHICS OMITTED]

Among other trademarks -- which include milks, butters, creme caramel, creams, ricotas and cheeses in all their varieties --, Mastellone assumes that it has several

                                      - 2 -

important competitors, depending on the line of products. Pascual Mastellone mentions SANCOR and NESTLE among the most important ones, and he qualifies them as "serious companies which work well". If there is any problem, he explains, there are "such small companies which not always comply with the production, commercialization and tax obligation requirements".

THE WAY IT IS

Born in Spain, even though his career in the company took him to several locations in Latin America -- including Miami -- until his accent was diluted,
Felipe Burgaz, Marketing director of Coca Cola de Argentina, claims that he does not understand why Coca Cola is considered an U.S. COMPANY. Strictly speaking, he is right: it is a public company; but it also wants to PLAY AS LOCAL in each country in which it is located, thus concreting the synthesis of "glocal"
("global", and at the same time "local"), so much fostered by publicists who were not able to shape this concept in the accounts they manage.

However, commenting on the highlighting fact that Coca Cola once again ranked in the SECOND PLACE, when it is clear that in terms of money it is the first trademark worldwide, Burgaz gives and answer so POLITICALLY CORRECT that it is impossible not to remit it to the American standards. "The fact of appearing always among the five first trademarks is very positive; it is really flattery that the consumers like us so much; and it is worth mentioning that La
Serenisima did it really well", he states. He immediately adds that: "Here there are no Americans. Lets say that we are a local-multinational company, and that in every country where we are, we work locally".

Since 1996, remembers Burgaz, The Coca Cola Company has no worldwide publicity department to handle the communication in all the markets where its trademark portfolio is present. "lately, we had three CEOs who attempted a different approach: the philosophy of thinking globally and acting locally." And he affirms -- and we must believe him, even when because of the company's policy he cannot give the exact sales numbers -- that 2004 was a RECORD YEAR in the sale of Coke liters in the Argentine history, where the trademark arrived in 1942.

Then locally, Coca Cola's communication is divided between McCann-Erickson, WM
Red Cell (for Cepita line) and Santo, the new agency of Maximiliano Anselmo and
Sebastian Wilhelm (both former members of Agulla & Baccetti). The latter is the one having the SOCCER PROJECT for this year for all Latin America. "We have multifunctional and multi-country equipment to take the decision of what to communicate and who shall be in charge of the creative area", insists Burgaz.

"Obviously, soccer is not an important event for Coca Cola in the United States.
There, the company is present in the NBA (basketball), but through its trademark
Sprite. In Venezuela, it is baseball. But for the Olympic Games, the Coca Cola commercial was made in Argentina; and for Christmas, the commercial was created in Spain, filmed in Chile and used worldwide", he adds.

                                      - 3 -

One of the main characteristics which distinguishes Coca Cola and turns it into into a number one trademark is its MULTI-TARGET quality: it addresses all segments. Such totality may, in principle, be divided into two large categories:
YOUNG PEOPLE AND WOMEN. "We do not say 'housewives' because, as from several years now, women cannot be pigeon-holed: we must communicate with them as a worker, a friend, a wife, a mother", he enumerates. This is a great platform for
Coca Cola to enter homes, accompanying the family members as from their childhood. "The issue is not to present them a promotion by which they may get two Cokes at the price of one, but to communicate it emotionally, to emphasize their rolls as mothers, for instance", underlines Burgaz.

As regards the other great multi-target component, the youth segment, it is a
BET FOR THE FUTURE. As stated by Burgaz, "if I get that young people drink Coca
Cola today, they will drink it tomorrow and the day after", he explains.

If Burgaz had to synthesize in only one phrase Coca Cola's message for all its target, he would chose those PHRASES which are certainly not a novelty: "Coca
Cola is true, is here, is now, is for all of us". And with respect to its category, he points out that "the food companies in general had to make great improvements in the closeness and sensitivity messages; they had to adapt the product, modify the packages, foster their relationships with the channel. This work was very enriching and in some cases, such as our case, an 'investment' had to be made, since we lowered our prices in detriment to the utilities level, due to the economic crisis".

Coca Cola, for instance, went back to the RETURNABLE BOTTLE (both made of glass or pet plastic) to stay close to the consumer, not only with respect to the message but also concerning the actual consumption possibilities.

"Housewives were never cleverer when purchasing at that time: the amount of information analyzed in front of the supermarket shelf was huge. Not only did they look for offers, but also for the greatest value", informs Burgaz.

NUMBERS ARE CLEAR

Undoubtedly, Arcor's jump from the 35th position in 2001 to the third place during the last survey may be explained, partly, by a mere numeric matter. Last year it had total sales for 950 million dollars, of which 250 million came from exports. Only in Argentina, it reaches more than 227 thousand points of sale, through 160 official distributors, and such fact makes foreseeable its good performance as top of mind.

It has industrial plants in Brazil, Chile and Peru, in addition to the 27 plants in Argentina; as well as commercial offices in the United States, Canada,
Mexico, Colombia, Ecuador, Uruguay, Paraguay and Spain.

Founded in 1951, the group presided by Luis Pagani turned into the FIRST CANDY
PRODUCER WORLDWIDE and in the main exporter of candies in Argentina, Brazil and
Chile. Arcor commercializes its own trademark in 117 countries, where it commercializes not only candies but also cookies, candied fruit and tinned

                                      - 4 -

vegetable and corn derivatives. In addition, it produces its own packaging.

Once again Danone group must be mentioned. Arcor joined Danone in the cookies, alfajores and cereal bars business in Argentina, Brazil and Chile, with which, under the name of Bagley Latinoamerica, it formed the greatest cookie company of the region. The management is still handled by the Arcor group.

It is relevant to mention that Bagley, as a trademark, also CLIMBED UP from the
90th position in 2001 to the 15th position in this occasion. Once again, it is unlikely that the surveyed people are conscious that behind this emblematic trademark of "Argentinity" is, somehow, the French group. Something which Danone may not be particularly interested in highlighting, in a strategy similar to that of Repsol which desisted from substituting its name for the always loved name of YPF.

Trademarks that have always been around

How long has it been since people smoked Saratoga cigarettes?
After being re-launched in the 80's where the "face" of the product was the actor Claudio Garcia Satur, it is the rather elder generations that keep the trademark at the "top of their minds".

They are probably the same gentlemen who put plenty of "gomina" glue on their hair and went to the radio to listen to the Glostora Tango Club. Such links are not to be neglected: with 15.1% of the answers, Saratoga ranked second among the most recognized marks in Argentine history, whereas Glostora ranked eighth with
6%. And if Coca Cola is second in the ranking of well-known trademarks in 2004, when people are asked to point out spontaneously which is the most recognized
"timeless" mark, it climbs to the podium again with 25.8% of the answers. Adidas is third (12.1%), followed by Ford (11.9%). Philips, in a class remarkable for technological innovation, ranks at almost the same position in 2004 (fifth) as in the historic list (sixth, with 9.6%). The rest are food trademarks and, this time yes, Argentine, without need for any clarification: Arcor (seventh with
6.7%), Sancor (ninth with 5.4%) and Terrabusi (tenth with 4.4%).

TECHNICAL CARD:
* Taken by: CEOP (Centro de Estudios de Opinion Publica)
* Type of study: Poll by sampling
* Collection instrument: Structured list of questions
* Sample design: Probabilistic, by geographical conglomerates, with selection of the finally interviewed parties according to adjustment quotas considering the sex and age parameters
* Type of questions: Ranking of attributes associated to prestige. (The attributes measured on this occasion were quality, past record and adaptation to the current time, each with identical statistical weighting).
* Sample size: 1,300 actual cases, with an error of +/- 2.77% (reliability:
95.5%).
* Sample scope: Countrywide: Federal Capital, Greater Buenos Aires, Rosario,
Tucuman, Cordoba, Mendoza, Resistencia (Chaco) and Neuquen.
* Analysis unit definition: People of both sexes and of all socio-economic levels, 15 to 69 years old, resident in the researched area.
* Date of field work: November 2004, after carrying out a pilot test.

                                     - 5 -

Ranking of the trademarks

    01         04     Name of Company/Product                   Points
------------------------------------------------------------------------------
   5th        1st     LA SERENISIMA                             87.97
                      Dairy products
   2nd        2nd     COCA COLA                                 86.13
                      Non-alcoholic beverages
   35th       3rd     ARCOR                                     81.17
                      Sweets and cakes
   6th        4th     YPF                                       80.07
                      Fuels
   11th       5th     PHILIPS                                   79.57
                      Electronics/home electronics
   10th       6th     SANCOR                                    78.14
                      Dairy products
   108        7th     HELLMANN'S                                76.34
                      Dressings
   21st       8th     FORD                                      76.17
                      Automotives
   50th       9th     TERRABUSI                                 74.89
                      Cookies, breads and cereals
   15th       10th    SONY                                      74.45
                      Electronics/home electronics
   8th        11th    QUILMES                                   70.92
                      Alcoholic beverages
   53rd       12th    ADIDAS                                    69.67
                      Clothing
   13th       13th    COCINERO                                  69.53
                      Oils
   74th       14th    NATURA                                    69.06
                      Oils
   90th       15th    BAGLEY                                    68.98
                      Cookies, breads and cereals
   92nd       16th    PALADINI                                  68.88
                      Frozen food, meats, sausage
  182nd       17th    LA CAMPAGNOLA                             68.84
                      Canned products and sweets
   4th        18th    VISA                                      68.59
                      Credit cards
   9th        19th    SHELL                                     68.24
                      Fuels
   16th       20th    ALA                                       67.83
                      Personal and home cleaning products
   27th       21st    PEUGEOT                                   67.74
                      Automotives
   1st        22nd    BAYASPIRINA                               67.26
                      Over the counter medicine
   19th       23rd    AYUDIN                                    67.04
                      Personal and home cleaning products
   7th        24th    MARLBORO                                  64.08
                      Cigarettes
  107th       25th    PERSONAL                                  63.51
                      Cellular phone services
   67th       26th    NIKE                                      62.69
                      Automotives
    *         27th    CTI                                       62.64
                      Cellular phone services
   40th       28th    RENAULT                                   61.82
                      Automotives
  169th       29th    BANCO NACION                              60.21
                      Banks
    *         30th    FAVORITA                                  59.49
                      Flour, pasta and rice
    *         31st    SHERATON                                  59.16
                      Hotels
    *         32nd    ALTO PALERMO                              58.56
                      Shopping centers
  116th       33rd    UNIFON                                    58.50
                      Cellular phone services
  100th       34th    FARGO                                     58.31
                      Cookies, breads and cereals
  104th       35th    BLANCAFLOR                                57.95
                      Flour, pasta and rice
  137th       36th    MOLINOS                                   57.30
                      Flour, pasta and rice
    *         37th    DIARIO CLARIN                             56.69
                      Communication and media
   66th       38th    AEROLINEAS ARGENTINAS                     55.19
                      Airline
   25th       39th    MASTERCARD                                55.06
                      Credit cards
   94th       40th    ARROZ GALLO                               54.96
                      Flour, pasta and rice
   96th       41st    DOVE                                      84.89
                      Toiletries and cosmetics
    *         42nd    HEWLETT PACKARD                           54.24
                      Computers and information technology
   12th       43rd    CARREFOUR                                 54.21
                      Supermarkets
   29th       44th    MERCEDEZ BENZ                             53.92
                      Automotives
   70th       45th    CHEVROLET                                 53.89
                      Automotives
   55th       46th    LUX                                       53.57
                      Toiletries and cosmetics
    *         47th    OSDE                                      53.25
                      Prepaid medicine (medical insurance)
    *         48th    VOLKSWAGEN                                52.92
                      Automotives
   87th       49th    MOVICOM                                   51.94
                      Cellular phone services
   20th       50th    AVON                                      51.69
                      Toiletries and cosmetics
   88th       51st    COTO                                      50.18
                      Supermarkets
   17th       52nd    TELEFONICA                                50.17
                      Cellular phone services
   28th       53rd    PEPSI                                     50.00
                      Non-alcoholic beverages
   14th       54th    AXE                                       46.21
                      Toiletries and cosmetics
    *         55th    FERNET BRANCA                             45.84
                      Alcoholic beverages
   61st       56th    CIF                                       45.76
                      Personal and home cleaning products
    *         57th    AMET                                      45.69
                      Internet providers
   79th       58th    DISCO                                     45.29
                      Supermarkets
   23rd       59th    REXONA                                    45.16
                      Toiletries and cosmetics
   73rd       60th    FIAT                                      45.06
                      Automotives
   68th       61st    MAGISTRAL                                 44.71
                      Personal and home cleaning products
   75th       62nd    PHILIP MORRIS                             43.91
                      Cigarettes
  111th       63rd    PATITO                                    42.87
                      Oils
   58th       64th    BANCO RIO                                 42.85
                      Banks
   59th       65th    JUMBO                                     42.40
                      Supermarkets
    *         66th    TELEFE                                    42.26
                      Communication and media
   31st       67th    TELECOM                                   42.15
                      Public service providers
    *         68th    HYATT                                     41.71
                      Hotels
    *         69th    TARJETA NARANJA                           41.65
                      Credit cards
    *         70th    IBM                                       41.54
                      Computers and information technology
  118th       71st    SUPERMERCADOS NORTE                       41.19
                      Supermarkets
    *         72nd    SAMSUNG                                   41.16
                      Computers and information technology
    *         73rd    LA NACION                                 41.04
                      Communication and media
    *         74th    UNICENTER                                 40.86
                      Shopping centers
    *         75th    LIBERTAD                                  40.85
                      Supermarkets
   24th       76th    BANCO FRANCES                             40.20
                      Banks
  177th       77th    BIMBO                                     69.32
                      Cookies, breads and cereals
   47th       78th    SEDAL                                     39.30
                      Toiletries and cosmetics
    *         79th    PIAZA VEA                                 39.01
                      Supermarkets
    *         80th    SWISS MEDICAL                             37.92
                      Prepaid medicine (medical insurance)
    *         81st    MATARAZZO                                 37.89
                      Flour, pasta and rice
   71st       82nd    WHIRLPOOL                                 37.66
                      Electronics/home electronics
    *         83rd    HILTON                                    36.88
                      Hotels
   65th       84th    BANCO DE GALICIA                          36.86
                      Banks
    *         85th    BANCO CIUDAD                              36.77
                      Banks
    *         86th    PATY                                      36.75
                      Frozen food, meats, sausage
  179th       87th    ADES                                      36.71
                      Dressings
  138th       88th    CRIOLLITAS                                36.14
                      Cookies, breads and cereals
   57th       89th    PALMOLIVE                                 36.03
                      Toiletries and cosmetics
   64th       90th    WAL-MART                                  35.65
                      Supermarkets
    *         91st    CANAL 13                                  35.12
                      Communication and media
  157th       92nd    BMW                                       34.84
                      Automotives
   76th       93rd    SANYO                                     34.61
                      Electronics/home electronics
  144th       94th    POETT                                     34.48
                      Personal and home cleaning products
    *         95th    FULIZERO                                  34.45
                      Internet providers
  172nd       96th    TANG                                      32.80
                      Non-alcoholic beverages
   22nd       97th    ESSO                                      32.50
                      Fuels
   71st       98th    EDESUR                                    32.42
                      Public service providers
   37th       99th    SKIP                                      32.19
                      Personal and home cleaning products
    *        100th    SAVORA                                    31.27
                      Dressings
    *        101st    MICROSOFT                                 31.10
                      Computers and information technology
  142nd      102nd    PANTENE                                   31.05
                      Toiletries and cosmetics
    *        103rd    ABASTO SHOPPING                           30.95
                      Shopping centers
    *        104th    FANACOA                                   30.95
                      Dressings
    *        105th    TERMA                                     30.94
                      Non-alcoholic beverages
   3rd       106th    MCDONALD'S                                30.72
                      Fast food
   89th      107th    NIVEA                                     30.36
                      Toiletries and cosmetics
    *        108th    COMPAQ                                    30.11
                      Computers and information technology
   91st      109th    AIWA                                      29.97
                      Electronics/home electronics
   48th      110th    CHANDON                                   29.93
                      Alcoholic beverages
    *        111th    PANASONIC                                 29.86
                      Electronics/home electronics
    *        112th    CANALE                                    29.72
                      Sweets and cakes
   34th      113th    EDENOR                                    29.68
                      Public service providers
    *        114th    CIUDAD INTERNET                           29.59
                      Internet providers
    *        115th    LA ANONIMA                                29.47
                      Supermarkets
    *        116th    SPEEDY                                    29.45
                      Internet providers
    *        117th    MENDOZA PLAZA SHOPPING                    29.16
                      Shopping centers
   30th      118th    AMERICAN EXPRESS                          29.02
                      Credit cards
    *        119th    UOL SINECTIS                              29.00
                      Internet providers
    *        120th    JOHNSON Y JOHNSON                         28.47
                      Toiletries and cosmetics
    *        121st    RI-K                                      28.03
                      Dressings
    *        122nd    PUMA                                      27.74
                      Clothing
    *        123rd    PETROBRAS                                 27.72
                      Fuels
    *        124th    VIENISSIMA                                27.32
                      Frozen food, meats, sausage
   81st      125th    JVC                                       27.09
                      Electronics/home electronics
    *        126th    AGUA SER                                  27.07
                      Non-alcoholic beverages
  139th      127th    PHILCO                                    27.02
                      Electronics/home electronics
    *        128th    LEVI'S                                    26.87
                      Clothing
   60th      129th    AMERICAN AIRLINES                         26.44
                      Airlines
  171st      130th    PROCENEX                                  26.44
                      Personal and home cleaning products
  178th      131st    HITACHI                                   26.32
                      Electronics/home electronics
    *        132nd    CRONICA                                   25.85
                      Communication and media
   42nd      133rd    CAMEL                                     25.80
                      Cigarettes
  156th      134th    LACOSTE                                   25.58
                      Clothing
   38th      135th    CITIBANK                                  25.09
                      Banks
  162nd      136th    NESTLE                                    25.02
                      Dairy products
    *        137th    TOYOTA                                    24.18
                      Automotives
   39th      138th    GILLETTE                                  24.13
                      Toiletries and cosmetics
    *        139th    HAVANNA                                   24.12
                      Sweets and cakes
   26th      140th    SEVEN UP                                  24.01
                      Non-alcoholic beverages
    *        141st    DANICA                                    23.94
                      Dressings
    *        142nd    KOSIUKO                                   23.30
                      Clothing
    *        143rd    FERRARI                                   23.20
                      Automotives
    *        144th    MOLINO CANUELAS                           23.19
                      Flour, pasta and rice
    *        145th    LIRA                                      23.12
                      Oils
    *        146th    ALTO AVELLANEDA                           23.05
                      Shopping centers
   84th      147th    TOPPER                                    22.79
                      Clothing
  149th      148th    BANCO PROVINCIA                           22.18
                      Banks
    *        149th    LA GALLEGA                                22.12
                      Supermarkets
  184th      150th    WRANGLER                                  22.06
                      Clothing
  160th      151st    BANCO CREDICOOP                           21.98
                      Banks
    *        152nd    INTEL                                     21.7
                      Computers and information technology
    *        153rd    EPSON                                     21.63
                      Computers and information technology
  161st      154th    DREAN                                     21.59
                      Electronics/home electronics
    *        155th    FIBERTEL                                  21.26
                      Internet providers
    *        156th    NOEL                                      21.21
                      Canned products and sweets
    *        157th    EXPRESS                                   21.19
                      Cookies, breads and cereals
   43rd      158th    BRAHMA                                    21.03
                      Alcoholic beverages
    *        159th    ANDES                                     20.69
                      Alcoholic beverages
  186th      160th    MAROLIO                                   20.69
                      Oils
    *        161st    JORGITO                                   20.68
                      Sweets and cakes
    *        162nd    PENTIUM                                   20.58
                      Computers and information technology
  114th      163rd    SPRITE                                    20.50
                      Non-alcoholic beverages
    *        164th    BAGGIO                                    20.48
                      Non-alcoholic beverages
    *        165th    HOLIDAY INN                               20.07
                      Hotels
   63rd      166th    JOCKEY CLUB                               19.98
                      Cigarettes
    *        167th    LUCKY STRIKE                              19.56
                      Cigarettes
    *        168th    GRANJA DEL SOL                            19.53
                      Frozen food, meats, sausage
    *        169th    MILKA                                     19.27
                      Sweets and cakes
    *        170th    MR. MUSCULO                               19.13
                      Personal and home cleaning products
    *        171st    MOTOROLA                                  18.96
                      Cellular phone services
    *        172nd    MEDICUS                                   18.89
                      Prepaid medicine (medical insurance)
    *        173rd    MICHEL TORINO                             18.76
                      Alcoholic beverages
    *        174th    FRIAR                                     18.73
                      Frozen food, meats, sausage
   52nd      175th    AGUAS ARGENTINAS                          18.41
                      Public service providers
    *        176th    RADIO MITRE                               18.41
                      Communication and media
    *        177th    LUCHETTI                                  18.38
                      Flour, pasta and rice
    *        178th    PATIO OLMOS                               18.20
                      Shopping centers
    *        179th    TAVERNITI JEANS                           18.15
                      Clothing
   56th      180th    GANCIA                                    18.14
                      Alcoholic beverages
    *        181st    AUDI                                      18.14
                      Automotives
    *        182nd    CHRISTIAN DIOR                            17.79
                      Clothing
    *        183rd    MAXIMO                                    17.38
                      Flour, pasta and rice
    *        184th    TRAVIATA                                  17.24
                      Cookies, breads and cereals
    *        185th    MARY KAY                                  16.77
                      Toiletries and cosmetics
    *        186th    GRANIX                                    16.69
                      Cookies, breads and cereals
    *        187th    NOKIA                                     16.66
                      Cellular phone services
  192nd      188th    LOREAL                                    16.62
                      Toiletries and cosmetics
    *        189th    MAZZOLA                                   16.53
                      Oils
  130th      190th    REEBOK                                    16.53
                      Clothing
   62nd      191st    METROGAS                                  16.49
                      Public service providers
    *        192nd    TOPSY                                     16.45
                      Supermarkets
    *        193rd    GENTE                                     16.41
                      Communication and media
    *        194th    GRAN HOTEL                                16.37
                      Hotels
    *        195th    ALVEAR                                    16.35
                      Hotels
    *        196th    GEORGALOS                                 16.33
                      Sweets and cakes
    *        197th    LARIO                                     16.30
                      Frozen food, meats, sausage
    *        198th    PUREZA                                    16.26
                      Flour, pasta and rice
    *        199th    ZANONI                                    16.18
                      Oils
    *        200th    TN                                        16.16
                      Communication and media

                                     - 6 -

TRANSLATION
-----------

                                    APERTURA
141 Edition                                                          March, 2005
SPECIAL REPORT

Image Ranking

                                   THE TOP 100

                          COMPANIES WITH THE BEST IMAGE

APERTURA gathered together the presidents of the Argentine most admired companies, protagonists of the third ranking edition, which ranking had significant changes with respect to 2004 edition.

By: Jose del Rio and Juliana Monferran
Pictures: Nico Perez

--------------------------------------------------------------------------------
MEETING OF PRESIDENTS AT THE PARK TOWER: From left to right: Juan Manuel Forn
(Molinos), Miguel Altuna (Sancor), Pascual Mastellone (La Serenisima), Pedro
Sorop (Microsoft), Jose Maria Zas (American Express), Luis Pagani (Arcor) and
Viktor Klima (Volkswagen).
--------------------------------------------------------------------------------

[PICTURE]
                           ---------------------------
                                   The Top 15
                           ---------------------------
                                    1 o ARCOR
                                  2 o COCA COLA
                                 3 o REPSOL YPF
                                   4 o TECHINT
                                  5 o UNILEVER
                                 6 o MASTELLONE
                                    7 o FORD
                                   8 o MOLINOS
                              9 o AMERICAN EXPRESS
                                  10 o QUILMES
                                 11 o PETROBRAS
                              12 o DAIMLERCHRYSLER
                                 13 o MICROSOFT
                                   14 o SANCOR
                                 15 o VOLKSWAGEN

                                      -1-

     At this point, there are no doubts as to the meaning of the ranking results about the companies with the best image: Argentine people want to be reflected in Arcor's mirror. The fact is that the company from Arroyito, winner for the third consecutive year (and with a broad margin over its competitors) reflects the ten commandments of virtues that Argentine management established as a goal.

     These surveys among opinion leaders are of utmost use to see how they reflect the value scale of each country at a certain historical moment. As in the United States the fact that firms like Wal-Mart and General Electric were the winners during the last years denotes that these companies keep alive the
American Dream and its aggressive global strength, also in these latitudes we found a company which symbolizes the politically correct Argentine values.

     "I believe that one of Arcor's main attributes as a company is that, in spite of the oscillations it always bets on the country, with a path and history which legitimize it", states Luis Pagani, president of the Argentine most admired firm.

     The second place is for Coca Cola. The firm under the charge of Rodolfo
Salas scaled a position among the first three, and obtained one of the most prestigious places. The third position, and with its management subject to major changes, is for Repsol YPF, a classic in the podium of the firms with the best image in Argentina.

     This ranking, published by APERTURA for the third consecutive year, gathers the vision of the opinion leaders. The participants are executive officers of the most important companies, business consultants and specialized journalists, who are interviewed by SEL consultants (see the section: "How was this carried out").

     In addition to the overwhelming leadership of the company chaired by
Pagani, there are several other signs of these times which are reflected in the survey. For instance, the fact that Ford and Molinos entered the top ten. The first one marked the revitalization of the domestic automobile market, and although it was not the sales leader, it demonstrated rapid reflexes and capacity of autonomy with respect to its head office in the taking of decisions adequate to the special context of this region. Molinos, currently as an emblem of the Perez Companc family, revalidated its awards of good management and strong marketing upon accelerating its international expansion, and at the same time it cured its financial situation.

     In turn, the exit of Shell, which descended to the 25th position, is a faithful reflect of the particular moment faced by the oil industry, and which is the result of a year full of rumors related to the lack of investments in the country by the Anglo-Dutch giant. Notwithstanding the foregoing, the change of plans of the company chaired by Juan Jose Aranguren, who in early February ratified its permanence in the country, will surely allow it to regain its position in the 2006 ranking edition.

     The top ten confirmed the prestige of multinational companies with a important operations in Argentina, such as Coca Cola, Unilever and AmEx. It also acknowledges the heavy-weight companies of the Argentine industry which, such as the Techint group, are immersed in strong expansion processes. The greatest
Argentine company, Repsol YPF, was the leader in economic-financial worthiness and investments categories.

     And there were surprises such as the climbing of Banco Nacion, which scaled
31 positions, and the management of which started to be deemed professional. In the punished category of private banking, Banco Rio was the leader which provides a sign that the corralito trauma is healing.

     Among the privatized companies, Telefonica was the best positioned, and it is seen as stronger than its competitor Telecom, with respect to which
Telefonica ranked 46 positions above.

     Ups and downs which, more than reflecting the balance sheets results, are a clear expression of the Argentine situation.

                                      -2-

HOW WAS THIS CARRIED OUT
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
   POSITIONS                                          GRADES    EVOLUTION       DIFF.         SECTOR
  '05    '04                                                     '04-'05     WITH LEADER
---------------------------------------------------------------------------------------------------------------

     1      1 ARCOR                                   100.000           0        Leader   Food
----------------------------------------------------------------------------------------------------------------
     2      3 COCA-COLA                                57.223           1        42.777   Beverages
----------------------------------------------------------------------------------------------------------------
     3      2 REPSOL YPF                               40.658         - 1        59.342   Energy
----------------------------------------------------------------------------------------------------------------
     4      5 ORGANIZACION TECHINT                     30.767           1        69.233   Iron and steel
----------------------------------------------------------------------------------------------------------------
     5      4 UNILEVER                                 28.361         - 1        71.639   Mass consumption
----------------------------------------------------------------------------------------------------------------
     6      9 MASTELLONE HNOS.                         13.221           3        86.779   Dairy
----------------------------------------------------------------------------------------------------------------
     7     11 FORD                                     11.464           4        88.536   Automotive
----------------------------------------------------------------------------------------------------------------
     8     12 MOLINOS RIO DE LA PLATA                   8.735           4        91.265   Food
----------------------------------------------------------------------------------------------------------------
     9      8 AMERICAN EXPRESS                          7.228         - 1        92.772   Financial Services
----------------------------------------------------------------------------------------------------------------
    10      6 QUILMES                                   6.387         - 4        93.613   Beverages
----------------------------------------------------------------------------------------------------------------
    11      7 PETROBRAS                                 6.285         - 4        93.715   Energy
----------------------------------------------------------------------------------------------------------------
    12     19 DAIMLERCHRYSLER                           5.952           7        94.048   Automotive
----------------------------------------------------------------------------------------------------------------
    13     17 MICROSOFT                                 3.922           4        96.078   Technology
----------------------------------------------------------------------------------------------------------------
    14     15 SANCOR                                    3.464           1        96.536   Dairy
----------------------------------------------------------------------------------------------------------------
    15      o VOLKSWAGEN                                3.449          --        96.551   Automotive
----------------------------------------------------------------------------------------------------------------
    16     13 OSDE                                      3.285         - 3        96.715   Health
----------------------------------------------------------------------------------------------------------------
    17     16 PROCTER & GAMBLE                          3.254         - 1        96.746   Mass consumption
----------------------------------------------------------------------------------------------------------------
    18     21 GRUPO DANONE                              3.080           3        96.920   Dairy
----------------------------------------------------------------------------------------------------------------
    19     31 TELEFONICA                                2.896          12        97.104   Communications
----------------------------------------------------------------------------------------------------------------
    20     26 TOYOTA                                    2.864           6        97.136   Automotive
----------------------------------------------------------------------------------------------------------------
    21     33 BANCO RIO                                 2.680          12        97.320   Banking
----------------------------------------------------------------------------------------------------------------
    22     23 ARCOS DORADOS                             2.672           1        97.328   Fast Food
----------------------------------------------------------------------------------------------------------------
    23     22 CENCOSUD                                  2.520         - 1        97.480   Retail
----------------------------------------------------------------------------------------------------------------
    24     20 ACEITERA GENERAL DEHEZA                   2.372         - 4        97.628   Food
----------------------------------------------------------------------------------------------------------------
    25     18 IBM                                       2.360         - 7        97.640   Technology
----------------------------------------------------------------------------------------------------------------
    25     10 SHELL                                     2.356        - 15        97.644   Energy
----------------------------------------------------------------------------------------------------------------
    26     29 PSA PEUGEOT CITROEN                       2.158           3        97.842   Automotive
----------------------------------------------------------------------------------------------------------------
    27      o AUDI                                      1.925          --        98.075   Automotive
----------------------------------------------------------------------------------------------------------------
    28     32 HEWLETT PACKARD - COMPAQ                  1.894           4        98.106   Technology
----------------------------------------------------------------------------------------------------------------
    29      o INVAP                                     1.812          --        98.188   Technology
----------------------------------------------------------------------------------------------------------------
    30     24 GRUPO ALUAR - FATE                        1.789         - 6        98.211   Tires -
                                                                                          Iron-Steel
----------------------------------------------------------------------------------------------------------------
    31     39 MOVICOM BELLSOUTH                         1.737           8        98.263   Communications
----------------------------------------------------------------------------------------------------------------
    32     41 NESTLE                                    1.649           9        98.351   Food
----------------------------------------------------------------------------------------------------------------
    33     77 CARGILL                                   1.552          44        98.448   Food
----------------------------------------------------------------------------------------------------------------
    34     30 VISA                                      1.504         - 4        98.496   Financial Services
----------------------------------------------------------------------------------------------------------------
    35     35 AEROLINEAS ARGENTINAS                     1.261           0        98.739   Air transportation
----------------------------------------------------------------------------------------------------------------
    36     82 GENERAL MOTORS                            1.150          46        98.850   Automotive
----------------------------------------------------------------------------------------------------------------
    37     25 LABORATORIOS BAGO                         1.140        - 12        98.860   Pharmaceuticals
----------------------------------------------------------------------------------------------------------------
    38     65 LA NACION                                 1.072          27        98.928   Media
----------------------------------------------------------------------------------------------------------------
    39     55 SIDUS                                     1.044          16        98.956   Pharmaceuticals
----------------------------------------------------------------------------------------------------------------
    40     95 JOHNSON & JOHNSON                         1.009          55        98.991   Mass consumption
----------------------------------------------------------------------------------------------------------------
    41     42 COTO                                      0.989           1        99.011   Retail
----------------------------------------------------------------------------------------------------------------
    42    128 LOMA NEGRA                                0.922          86        99.078   Cement
----------------------------------------------------------------------------------------------------------------
    43     37 SC JOHNSON                                0.894         - 6        99.106   Chemical
----------------------------------------------------------------------------------------------------------------
    44     40 PERSICO                                   0.891         - 4        99.109   Beverages
----------------------------------------------------------------------------------------------------------------
    45    132 LEDESMA                                   0.887          87        99.113   Sugar / paper
----------------------------------------------------------------------------------------------------------------
    46     84 FARMACITY                                 0.880          38        99.120   Retail / pharmacy
----------------------------------------------------------------------------------------------------------------
    47     85 ROEMMERS                                  0.844          38        99.156   Pharmaceuticals
----------------------------------------------------------------------------------------------------------------
    48     45 RENAULT                                   0.810         - 3        99.190   Automotive
----------------------------------------------------------------------------------------------------------------
    49     71 BMW                                       0.766           2        99.234   Automotive
----------------------------------------------------------------------------------------------------------------
    50     75 AEROPUERTOS ARGENTINA 2000                0.752          25        99.248   Airports
----------------------------------------------------------------------------------------------------------------
    51      o DELL COMPUTERS                            0.746          --        99.254   Technology
----------------------------------------------------------------------------------------------------------------
    52    111 PHILIPS                                   0.728          59        99.272   Electronics
----------------------------------------------------------------------------------------------------------------

                                      -3-

HOW WAS THIS CARRIED OUT
-------------------------------------------------------------------------------

The third edition of "the companies with the best image in Argentina" was prepared by SEL consultants and published exclusively in APERTURA. Interviews were made to 204 opinion leaders , divided into three categories:
o   134 businessmen,
o   35 business consultants, and
o   35 specialized journalists.

SEL used three methodology criteria:
o   the number of statements,
o   the statement order
o   the grade granted, from 1 to 10.

The general list of positions was built taking into account the statements, first of all, answering to the question concerning the best image.

Ten attributes or categories were inquired about:
o   economic worthiness,
o   product reliability,
o   ethics and transparency in business,
o   management quality,
o   trajectory and permanence in the country,
o   adaptation to the consumer's needs,
o   investment and production in the country,
o   communications,
o   care of its human resources, and
o   business social responsibility.

Rankings per category were prepared taking into account the answers given to the question of which is the best company of each sector. Since the criterion used is the individual analysis per category, it is possible that a company may rank above another which obtained a higher position in the general chart.

The survey was made during November and December 2004.

      ----------------------------------------------------------------
      CONSIDERATION OF THE ATTRIBUTES WHICH DEFINE IMAGE
      Product reliability                                       24%
      Ethics and transparency in business                       14%
      Economic and financial worthiness                         11%
      Service and adaptation to the consumer's needs            10%
      Care of its human resources and employment generation      9%
      Advertising and communication                              8%
      Business social responsibility                             7%
      Management quality                                         7%
      Trajectory and permanence in the country                   7%
      Investment and production in the country                   3%
      ----------------------------------------------------------------

ATTENTION TO THIS INFORMATION
--------------------------------------------------------------------------------

Among the companies which experienced the greatest climb are General Motors, which scaled 46 positions to No. 36, and Cargill which climbed up to No. 37 (44 positions). In spite of the low profile of the agro-industrial company, the surveyed people noticed its leader position during the great year for the sector in 2004. Ledesma, ranked 45, also scaled 87 positions.

Something which was left clear upon analyzing the survey's result was the fact that great sales figures not always imply a great image. In the comparison of the fifteen companies with the highest invoicing last year and the top 15 of the most admired companies' ranking, Telecom, Pan American Energy, Acindar, Aluar,
Personal and Movicom are not included in the second ranking. Also Dreyfus and
Bunge, large exporters, are also missing from the second ranking.

In the advertising category, there's an unbeatable trio: Coca-Cola, Unilever and
Quilmes. It is one of the very few rankings in which Arcor is not the leader, and it acknowledges the efforts made by these firms to have an original advertising. Unilever was, during the last years, the greatest advertiser.
Lately, Danone and Procter & Gamble got close to this category.

                                      -4-

                           THE VOTES OF EACH CATEGORY
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                           THE BEST ACCORDING TO BUSINESSMEN
----------------------------------------------------------------------------------------
 POSITIONS                                         GRADES    EVOLUTION     DIFFERENCE
 '05    '04                                                   '04-'05     WITH LEADER
----------------------------------------------------------------------------------------

   1     1   ARCOR                                  100.000            0         Leader
----------------------------------------------------------------------------------------
   2     2   COCA-COLA                               75.405            0         24.595
----------------------------------------------------------------------------------------
   3     3   REPSOL YPF                              35.212            0         64.788
----------------------------------------------------------------------------------------
   4     4   UNILEVER                                31.589            0         68.411
----------------------------------------------------------------------------------------
   5     5   ORGANIZACION TECHINT                    24.760            0         75.240
----------------------------------------------------------------------------------------
   6    23   FORD                                    11.331           17         88.669
----------------------------------------------------------------------------------------
   7    13   MASTELLONE HNOS.                        10.653            6         89.347
----------------------------------------------------------------------------------------
   8    11   MOLINOS RIO DE LA PLATA                  8.733            3         91.267
----------------------------------------------------------------------------------------
   9    26   DAIMLERCHRYSLER                          8.653           17         91.347
----------------------------------------------------------------------------------------
  10     9   AMERICAN EXPRESS                         8.207          - 1         91.793
----------------------------------------------------------------------------------------
  11     7   QUILMES                                  6.277          - 4         93.723
----------------------------------------------------------------------------------------
  12     6   PETROBRAS                                6.053          - 6         93.947
----------------------------------------------------------------------------------------
  13    24   OSDE                                     4.542           11         95.458
----------------------------------------------------------------------------------------
  14    22   TOYOTA                                   4.113            8         95.887
----------------------------------------------------------------------------------------
  15    14   MICROSOFT                                3.819          - 1         96.181
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                           THE BEST ACCORDING TO CONSULTANTS
----------------------------------------------------------------------------------------
 POSITIONS                                         GRADES    EVOLUTION     DIFFERENCE
 '05    '04                                                   '04-'05     WITH LEADER
----------------------------------------------------------------------------------------

   1     1   ARCOR                                  100.000            0         Leader
----------------------------------------------------------------------------------------
   2     2   REPSOL YPF                              54.516            0         45.484
----------------------------------------------------------------------------------------
   3     3   ORGANIZACION TECHINT                    40.835            0         59.165
----------------------------------------------------------------------------------------
   4     4   UNILEVER                                30.698            0         69.302
----------------------------------------------------------------------------------------
   5     5   COCA COLA                               20.688            0         79.312
----------------------------------------------------------------------------------------
   6    17   MOLINOS RIO DE LA PLATA                 14.753           11         85.247
----------------------------------------------------------------------------------------
   7    34   MASTELLONE HNOS.                        13.907           27         86.093
----------------------------------------------------------------------------------------
   8     6   PETROBRAS                               12.546          - 2         87.454
----------------------------------------------------------------------------------------
   9    12   ACEITERA GENERAL DEHEZA                 10.640            3         89.360
----------------------------------------------------------------------------------------
  10     8   QUILMES                                 10.460          - 2         89.540
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                           THE BEST ACCORDING TO JOURNALISTS
----------------------------------------------------------------------------------------
 POSITIONS                                         GRADES    EVOLUTION     DIFFERENCE
 '05    '04                                                   '04-'05     WITH LEADER
----------------------------------------------------------------------------------------

   1     2   ARCOR                                  100.000            0         Leader
----------------------------------------------------------------------------------------
   2     1   REPSOL YPF                              49.001          - 1         50.999
----------------------------------------------------------------------------------------
   3     3   ORGANIZACION TECHINT                    44.146            0         55.854
----------------------------------------------------------------------------------------
   4     7   MASTELLONE HNOS.                        21.834            3         78.166
----------------------------------------------------------------------------------------
   5     5   COCA-COLA                               21.580            0         78.420
----------------------------------------------------------------------------------------
   6     4   UNILEVER                                14.984           -2         85.016
----------------------------------------------------------------------------------------
   7    11   FORD                                    13.624            4         86.376
----------------------------------------------------------------------------------------
   8    13   AMERICAN EXPRESS                         6.521            5         93.479
----------------------------------------------------------------------------------------
   9    26   PSA PEUGEOT CITROEN                      5.514           17         94.486
----------------------------------------------------------------------------------------
  10    14   SANCOR                                   4.483            4         95.517
----------------------------------------------------------------------------------------

                                      -5-

--------------------------------------------------------------------------------
            THOSE WITH THE BEST ECONOMIC AND FINANCIAL WORTHINESS
--------------------------------------------------------------------------------
 POSITIONS                                             GRADES    DIFFERENCE
 '05   '04                                                       WITH LEADER
--------------------------------------------------------------------------------
   1    1   REPSOL YPF                                  100.000        Leader
--------------------------------------------------------------------------------
   2    2   ORGANIZACION TECHINT                          61.89         38.11
--------------------------------------------------------------------------------
   3    3   ARCOR                                         60.19         39.81
--------------------------------------------------------------------------------
   4    4   PETROBRAS                                     27.60         72.40
--------------------------------------------------------------------------------
   5    5   COCA-COLA                                     21.55         78.45
--------------------------------------------------------------------------------
   6    6   UNILEVER                                      19.85         80.15
--------------------------------------------------------------------------------
   7   10   MOLINOS RIO DE LA PLATA                       10.37         89.63
--------------------------------------------------------------------------------
   8   --   DAIMLERCHRYSLER                                7.72         92.28
--------------------------------------------------------------------------------
   9    9   MICROSOFT                                      7.36         92.64
--------------------------------------------------------------------------------
  10   --   TELEFONICA                                     6.13         93.87
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       IMMERSED IN A PROCESS OF CHANGES IN
                   MANAGEMENT, BOTH IN SPAIN AND IN ARGENTINA,
                  REPSOL YPF IS DEEMED THE LEADER IN FINANCIAL
                    WORTHINESS AND INVESTMENTS IN THE COUNTRY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       THOSE WITH THE BEST MANAGEMENT
--------------------------------------------------------------------------------
 POSITIONS                                             GRADES    DIFFERENCE
 '05   '04                                                       WITH LEADER
--------------------------------------------------------------------------------
   1    1   ARCOR                                       100.000        Leader
--------------------------------------------------------------------------------
   2    2   ORGANIZACION TECHINT                          78.42         21.58
--------------------------------------------------------------------------------
   3    3   UNILEVER                                      71.62         28.38
--------------------------------------------------------------------------------
   4    4   REPSOL YPF                                    37.13         62.87
--------------------------------------------------------------------------------
   5    5   COCA-COLA                                     31.75         68.25
--------------------------------------------------------------------------------
   6    6   PETROBRAS                                     16.55         83.45
--------------------------------------------------------------------------------
   7   --   MICROSOFT                                     14.92         85.08
--------------------------------------------------------------------------------
   8   10   BANCO RIO                                     12.84         87.16
--------------------------------------------------------------------------------
   9    9   MOLINOS RIO DE LA PLATA                       11.82         88.18
--------------------------------------------------------------------------------
  10   --   AMERICAN EXPRESS                              10.19         89.81
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
             THOSE WITH THE GREATEST RELIABILITY OF ITS PRODUCTS
--------------------------------------------------------------------------------
 POSITIONS                                             GRADES    DIFFERENCE
 '05                                                             WITH LEADER
--------------------------------------------------------------------------------
     1      ARCOR                                       100.000        Leader
--------------------------------------------------------------------------------
     2      UNILEVER                                      47.36         52.64
--------------------------------------------------------------------------------
     3      COCA-COLA                                     33.99         66.01
--------------------------------------------------------------------------------
     4      MASTELLONE HNOS.                              33.22         66.78
--------------------------------------------------------------------------------
     5      REPSOL YPF                                    25.29         74.71
--------------------------------------------------------------------------------
     6      MOLINOS RIO DE LA PLATA                       17.07         82.93
--------------------------------------------------------------------------------
     7      FORD                                          16.80         83.20
--------------------------------------------------------------------------------
     8      DAIMLERCHRYSLER                               15.41         84.59
--------------------------------------------------------------------------------
     9      GRUPO DANONE                                  14.11         85.89
--------------------------------------------------------------------------------
    10      PROCTER & GAMBLE                              12.11         87.89
--------------------------------------------------------------------------------

                                      -6-

--------------------------------------------------------------------------------
                   THOSE WITH THE BEST ETHICS AND TRANSPARENCY
                               IN THEIR BUSINESSES
--------------------------------------------------------------------------------
 POSITIONS                                             GRADES    DIFFERENCE
 '05   '04                                                       WITH LEADER
--------------------------------------------------------------------------------
   1    1   ARCOR                                       100.000        Leader
--------------------------------------------------------------------------------
   2    3   UNILEVER                                      32.92         67.08
--------------------------------------------------------------------------------
   3    2   COCA-COLA                                     24.42         75.58
--------------------------------------------------------------------------------
   4    4   ORGANIZACION TECHINT                          21.78         78.22
--------------------------------------------------------------------------------
   5    5   REPSOL YPF                                    16.19         83.81
--------------------------------------------------------------------------------
   6    8   MOLINOS RIO DE LA PLATA                       15.20         84.80
--------------------------------------------------------------------------------
   7   --   MASTELLONE HNOS.                              13.12         86.88
--------------------------------------------------------------------------------
   8    6   PETROBRAS                                     10.96         89.04
--------------------------------------------------------------------------------
   9   --   FORD                                           9.20         90.80
--------------------------------------------------------------------------------
  10   --   AMERICAN EXPRESS                               9.11         90.89
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                     THOSE WITH THE BEST TRAJECTORY AND
                          PERMANENCE IN THE COUNTRY
--------------------------------------------------------------------------------
 POSITIONS                                             GRADES    DIFFERENCE
 '05                                                             WITH LEADER
--------------------------------------------------------------------------------
     1      ARCOR                                       100.000        Leader
--------------------------------------------------------------------------------
     2      FORD                                          61.37         38.63
--------------------------------------------------------------------------------
     3      ORGANIZACION TECHINT                          46.48         53.52
--------------------------------------------------------------------------------
     4      REPSOL YPF                                    25.98         74.02
--------------------------------------------------------------------------------
     5      MASTELLONE HNOS.                              25.28         74.72
--------------------------------------------------------------------------------
     6      COCA-COLA                                     21.64         78.36
--------------------------------------------------------------------------------
     7      MOLINOS RIO DE LA PLATA                       17.80         82.20
--------------------------------------------------------------------------------
     8      UNILEVER                                      17.57         82.43
--------------------------------------------------------------------------------
     9      LABORATORIOS BAGO                              7.65         92.35
--------------------------------------------------------------------------------
    10      QUILMES                                        7.61         92.39
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       THOSE WITH THE BEST SERVICE AND
                     ADAPTATION TO THE CONSUMER'S NEEDS
--------------------------------------------------------------------------------
 POSITIONS                                             GRADES    DIFFERENCE
 '05                                                             WITH LEADER
--------------------------------------------------------------------------------
     1      ARCOR                                       100.000        Leader
--------------------------------------------------------------------------------
     2      UNILEVER                                      76.63         23.37
--------------------------------------------------------------------------------
     3      MASTELLONE HNOS.                              30.32         69.68
--------------------------------------------------------------------------------
     4      COCA-COLA                                     27.24         72.76
--------------------------------------------------------------------------------
     5      CENCOSUD                                      20.23         79.77
--------------------------------------------------------------------------------
     6      PROCTER & GAMBLE                              19.29         80.71
--------------------------------------------------------------------------------
     7      REPSOL YPF                                    16.63         83.37
--------------------------------------------------------------------------------
     8      MOVICOM BELLSOUTH                             12.57         87.43
--------------------------------------------------------------------------------
     9      VOLKSWAGEN                                    12.22         87.78
--------------------------------------------------------------------------------
    10      MOLINOS RIO DE LA PLATA                       11.69         88.31
--------------------------------------------------------------------------------

                                      -7-

--------------------------------------------------------------------------------
                       THOSE WITH THE BEST ADVERTISING
                              AND COMMUNICATION
--------------------------------------------------------------------------------
 POSITIONS                                             GRADES    DIFFERENCE
 '05   '04                                                       WITH LEADER
--------------------------------------------------------------------------------
   1    1   COCA-COLA                                   100.000        Leader
--------------------------------------------------------------------------------
   2    5   UNILEVER                                      79.14         20.86
--------------------------------------------------------------------------------
   3    3   QUILMES                                       67.30         32.70
--------------------------------------------------------------------------------
   4    2   REPSOL YPF                                    59.78         40.22
--------------------------------------------------------------------------------
   5    4   ARCOR                                         45.75         54.25
--------------------------------------------------------------------------------
   6    6   TELEFONICA                                    31.60         68.40
--------------------------------------------------------------------------------
   7    7   PETROBRAS                                     28.09         71.91
--------------------------------------------------------------------------------
   8   --   FORD                                          22.69         77.31
--------------------------------------------------------------------------------
   9   --   TELECOM                                       22.47         77.53
--------------------------------------------------------------------------------
  10   10   BANCO RIO                                     22.10         77.90
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                   THOSE WITH THE BEST CARE FOR ITS HUMAN
                     RESOURCES AND EMPLOYMENT GENERATION
--------------------------------------------------------------------------------
 POSITIONS                                             GRADES    DIFFERENCE
 '05                                                             WITH LEADER
--------------------------------------------------------------------------------
     1      ARCOR                                       100.000        Leader
--------------------------------------------------------------------------------
     2      ORGANIZACION TECHINT                          69.80         30.20
--------------------------------------------------------------------------------
     3      UNILEVER                                      63.69         36.31
--------------------------------------------------------------------------------
     4      REPSOL YPF                                    37.36         62.64
--------------------------------------------------------------------------------
     5      COCA-COLA                                     32.33         67.67
--------------------------------------------------------------------------------
     6      MICROSOFT                                     21.30         78.70
--------------------------------------------------------------------------------
     7      FEDEX                                         18.50         81.50
--------------------------------------------------------------------------------
     8      TELEFONICA                                    12.96         87.04
--------------------------------------------------------------------------------
     9      PROCTER & GAMBLE                              12.15         87.85
--------------------------------------------------------------------------------
    10      IBM                                           11.88         88.12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                     THOSE WITH THE BEST INVESTMENT AND
                          PRODUCTION IN THE COUNTRY
--------------------------------------------------------------------------------
 POSITIONS                                             GRADES    DIFFERENCE
 '05                                                             WITH LEADER
--------------------------------------------------------------------------------
     1      REPSOL YPF                                  100.000        Leader
--------------------------------------------------------------------------------
     2      ARCOR                                         89.70         10.30
--------------------------------------------------------------------------------
     3      ORGANIZACION TECHINT                          73.08         26.92
--------------------------------------------------------------------------------
     4      PETROBRAS                                     22.28         77.72
--------------------------------------------------------------------------------
     5      FORD                                          12.94         87.06
--------------------------------------------------------------------------------
     6      TELEFONICA                                    10.93         89.07
--------------------------------------------------------------------------------
     7      MOLINOS RIO DE LA PLATA                       10.38         89.62
--------------------------------------------------------------------------------
     8      MASTELLONE HNOS.                               9.30         90.70
--------------------------------------------------------------------------------
     9      GRUPO ALUAR - FATE                             7.01         92.99
--------------------------------------------------------------------------------
    10      TOYOTA                                         6.51         93.49
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  THE STRONG RECOVERY OF THE AUTOMOBILE SECTOR
                    IS REFLECTED IN THE IMPROVEMENTS OF FORD,
                    DAIMLERCHRYSLER, VW, TOYOTA, PSA PEUGEOT
                     CITROEN, GM AND BMW, TOGETHER WITH THE
                               APPEARANCE OF AUDI
--------------------------------------------------------------------------------

                                      -8-

--------------------------------------------------------------------------------
             THOSE WITH THE BEST BUSINESS SOCIAL RESPONSIBILITY
--------------------------------------------------------------------------------
 POSITIONS                                             GRADES    DIFFERENCE
 '05                                                             WITH LEADER
--------------------------------------------------------------------------------
     1      ARCOR                                       100.000        Leader
--------------------------------------------------------------------------------
     2      COCA-COLA                                     72.25         27.75
--------------------------------------------------------------------------------
     3      REPSOL YPF                                    71.08         28.92
--------------------------------------------------------------------------------
     4      ORGANIZACION TECHINT                          29.63         70.37
--------------------------------------------------------------------------------
     5      UNILEVER                                      23.40         76.60
--------------------------------------------------------------------------------
     6      ARCOS DORADOS                                 21.97         78.03
--------------------------------------------------------------------------------
     7      PETROBRAS                                     17.72         82.28
--------------------------------------------------------------------------------
     8      TELEFONICA                                    14.84         85.16
--------------------------------------------------------------------------------
     9      BANCO RIO                                     14.01         85.99
--------------------------------------------------------------------------------
    10      MASTELLONE HNOS.                              12.87         87.13
--------------------------------------------------------------------------------

THE KEY DIFFERENTIALS
--------------------------------------------------------------------------------

BY MARIA LAURA CALI, PROJECT DIRECTOR

     When SEL consultants prepares for APERTURA the Ranking of the Bests, undoubtedly, the most anticipated result, is the top ten. Which are the ten companies chosen as the best? And although the first positions in general are stable, from the analysis of the 2005 results interesting conclusions may be derived. Arcor leadership is consolidated; for the third consecutive year, it ranks first, with a differential as to the second of more than 40 points.
Coca-Cola achieves a strong spontaneous remembrance as a trademark, which allows it to achieve the second position, in spite of the fact that, in the rankings per categories it ranks some positions below. Repsol YPF, Techint and Unilever maintain a steady presence. The last one stands out for its excellent positioning in the rankings per attributes: it occupies a place in the podium in six out of the ten categories. Also, the climbing of Mastellone, Ford and
Molinos are outstanding.

     We may wonder why are they chosen. The answer may be found if we analyze the attributes which define the company's image. The leaders point out the reliability of their products, followed by the ethics and transparency of their businesses, and their economic and financial creditworthiness; all these companies are highlighted among the best in these categories of attributes.
There is not doubt that they have what is most appreciated.

[PICTURE]
The SEL team, whose leaders are Ernesto Kritz (right) and Maria Laura Cali
(fourth from the left), which for the third time was in charge of the survey among the 200 opinion leaders.

                                      -9-

--------------------------------------------------------------------------------
                                MASS CONSUMPTION
--------------------------------------------------------------------------------
  POSITIONS                                 GRADES    EVOLUTION    DIFFERENCE
 '05    '04                                            '04-'05    WITH LEADER
--------------------------------------------------------------------------------
  1       1   ARCOR                          100.000           0         Leader
--------------------------------------------------------------------------------
  2       3   UNILEVER                         72.94           1          27.06
--------------------------------------------------------------------------------
  3       2   COCA-COLA                        64.56                      35.44
--------------------------------------------------------------------------------
  4       6   MOLINOS                                          2          79.24
--------------------------------------------------------------------------------
  5       4   MASTELLONE HNOS.                               - 1          79.27
--------------------------------------------------------------------------------
  6       7   PROCTER & GAMBLE                                            80.43
--------------------------------------------------------------------------------
  7       8   MASSALIN                                                    88.74
--------------------------------------------------------------------------------
  8       5   QUILMES                                                     90.70
--------------------------------------------------------------------------------
  9      10   GRUPO DANONE                                                91.47
--------------------------------------------------------------------------------
 10      18   JOHNSON & JOHNSON
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         BANKING AND FINANCIAL SERVICES
--------------------------------------------------------------------------------
  POSITIONS                                 GRADES    EVOLUTION    DIFFERENCE
 '05    '04                                            '04-'05    WITH LEADER
--------------------------------------------------------------------------------
  1       3   BANCO RIO                      100.000           0         Leader
--------------------------------------------------------------------------------
  2       1   AMERICAN EXPRESS                 99.15         - 1           0.85
--------------------------------------------------------------------------------
  3       2   VISA                             89.55         - 1          10.45
--------------------------------------------------------------------------------
  4       9   BBVA BANCO FRANCES               39.59           5          60.41
--------------------------------------------------------------------------------
  5       5   BANKBOSTON                       34.79           0          65.21
--------------------------------------------------------------------------------
  6       4   HSBC                             30.24         - 2          69.76
--------------------------------------------------------------------------------
  7       6   CITIBANK                         26.36         - 1          73.64
--------------------------------------------------------------------------------
  8      12   BANCO GALICIA                    22.83           4          77.17
--------------------------------------------------------------------------------
  9      10   BANCO NACION                     21.40           1          78.60
--------------------------------------------------------------------------------
 10       7   GRUPO ZURICH                     17.23         - 3          82.68
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        LABORATORIES AND CHEMICAL COMPANIES
--------------------------------------------------------------------------------
  POSITIONS                                 GRADES    EVOLUTION    DIFFERENCE
 '05    '04                                            '04-'05    WITH LEADER
--------------------------------------------------------------------------------
  1       1   LABORATORIOS BAGO              100.000           0         Leader
--------------------------------------------------------------------------------
  2       3   ROEMMERS                                                    43.94
--------------------------------------------------------------------------------
  [DATA ILLEGIBLE]                                                        52.00
--------------------------------------------------------------------------------
                                                   3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                               14.55           0          85.45
--------------------------------------------------------------------------------
                                                                          88.69
--------------------------------------------------------------------------------
                                                                          91.47
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   SUPERMARKETS
--------------------------------------------------------------------------------
  POSITIONS                                 GRADES    EVOLUTION    DIFFERENCE
 '05    '04                                            '04-'05    WITH LEADER
--------------------------------------------------------------------------------
  1       2   CENCOSUD                       100.000           0         Leader
--------------------------------------------------------------------------------
  2       1   GRUPO CARREFOUR                  77.72         - 1          22.28
--------------------------------------------------------------------------------
  3       3   COTO                             32.70           0          67.30
--------------------------------------------------------------------------------
  4       4   DISCO                            24.34           0          75.66
--------------------------------------------------------------------------------
  5       5   WAL-MART                          6.75           0          93.25
--------------------------------------------------------------------------------

                                      -10-

--------------------------------------------------------------------------------
                             INPUTS AND DURABLE GOODS
--------------------------------------------------------------------------------
  POSITIONS                                 GRADES    EVOLUTION    DIFFERENCE
 '05    '04                                            '04-'05    WITH LEADER
--------------------------------------------------------------------------------
   1       1  REPSOL YPF                     100.000           0         Leader
--------------------------------------------------------------------------------
   2       2  ORGANIZACION TECHINT             72.96           0          27.04
--------------------------------------------------------------------------------
   3       3  FORD                             44.47           0          55.53
--------------------------------------------------------------------------------
   4       5  PETROBRAS                        38.81           1          61.19
--------------------------------------------------------------------------------
   5       6  VOLKSWAGEN                       19.12           1          80.88
--------------------------------------------------------------------------------
   6       4  SHELL                            14.70         - 2          85.30
--------------------------------------------------------------------------------
   7       7  PSA PEUGEOT CITROEN              14.52           0          85.48
--------------------------------------------------------------------------------
   8      16  ACINDAR                          13.94           8          86.06
--------------------------------------------------------------------------------
   9       8  DAIMLERCHRYSLER                  12.35         - 1          87.65
--------------------------------------------------------------------------------
  10      11  GENERAL MOTORS                   11.65           1          88.35
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           UTILITIES AND INFRASTRUCTURE
--------------------------------------------------------------------------------
  POSITIONS                                 GRADES    EVOLUTION    DIFFERENCE
 '05    '04                                            '04-'05    WITH LEADER
--------------------------------------------------------------------------------
  1       1   AGUAS ARGENTINAS               100.000           0         Leader
--------------------------------------------------------------------------------
  2       2   AUTOPISTAS DEL SOL               85.45           0          14.55
--------------------------------------------------------------------------------
  3       4   EDENOR                           53.07           1          46.93
--------------------------------------------------------------------------------
  4       3   METROGAS                         48.16         - 1          51.84
--------------------------------------------------------------------------------
  5       5   GAS NATURAL BAN                  36.19           0          63.81
--------------------------------------------------------------------------------
  6       7   AEROPUESRTOS ARG. 2000           30.71           1          69.29
--------------------------------------------------------------------------------
  7      10   CORREO ARGENTINO                 17.67           3          82.33
--------------------------------------------------------------------------------
  8       6   EDESUR                           14.30         - 2          85.70
--------------------------------------------------------------------------------
  9      11   METROVIAS                        13.62           2          86.38
--------------------------------------------------------------------------------
 10       8   OCA                              10.91         - 2          89.09
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  COMMUNICATIONS
--------------------------------------------------------------------------------
  POSITIONS                                 GRADES    EVOLUTION    DIFFERENCE
 '05    '04                                            '04-'05    WITH LEADER
--------------------------------------------------------------------------------
  1       2   TELEFONICA                     100.000           0         Leader
--------------------------------------------------------------------------------
  2       1   MOVICOM BELLSOUTH                93.83         - 1           6.17
--------------------------------------------------------------------------------
  3       3   TELECOM                          89.92           0          10.18
--------------------------------------------------------------------------------
  4       5   CTI MOVIL                        59.88           1          40.12
--------------------------------------------------------------------------------
  5       4   PERSONAL                         42.78         - 1          57.22
--------------------------------------------------------------------------------
  6       7   UNIFON                           32.32           1          67.68
--------------------------------------------------------------------------------
  7       6   NEXTEL                           28.64         - 1          71.36
--------------------------------------------------------------------------------
  8       8   MOTOROLA                          7.80           0          92.20
--------------------------------------------------------------------------------
  9      14   IMPSAT                            4.69           5          95.31
--------------------------------------------------------------------------------
 10    9/10   TELMEX(*)                         3.38           0          96.62
--------------------------------------------------------------------------------
(*) In 2004 ranking, Techtel ranked No. 9, and AT&T ranked No. 10. Today they've merged into Telmex.

--------------------------------------------------------------------------------
Once again, Telefonica ranked as the company with the best image among the privatized utilities, and ranked No. 19 in the general chart. In spite of the good year for the communication segment, specially in the cell-phone business, the other strong player of the industry, Telecom, suffered an abrupt fall from
No. 38 to 65, although it maintains its third position among the telcos. In turn, Aguas Argentinas, which is still facing complicating issues from the political point of view, fell several positions, although it is still the first of its category (a list where the telecommunication companies are not ranked).
--------------------------------------------------------------------------------

                                      -11-

--------------------------------------------------------------------------------
                                    TECHNOLOGY
--------------------------------------------------------------------------------
  POSITIONS                                 GRADES    EVOLUTION    DIFFERENCE
 '05    '04                                            '04-'05    WITH LEADER
--------------------------------------------------------------------------------
  1       1   MICROSOFT                      100.000           0         Leader
--------------------------------------------------------------------------------
  2       3   HEWL. PACKARD - COMPAQ           70.68           1          29.32
--------------------------------------------------------------------------------
  3       2   IBM                              59.31         - 1          40.69
--------------------------------------------------------------------------------
  4       7   FIBERTEL                         15.26           3          84.74
--------------------------------------------------------------------------------
  5       8   INTEL                            14.22           3          85.78
--------------------------------------------------------------------------------
  6       4   ORACLE                           13.00         - 2          87.00
--------------------------------------------------------------------------------
  7       6   CISCO SYSTEMS                    12.69         - 1          87.31
--------------------------------------------------------------------------------
  8       5   SAP                              11.06         - 3          88.94
--------------------------------------------------------------------------------
  9      12   SONY                             10.67           3          89.33
--------------------------------------------------------------------------------
 10      10   APPLE                             7.92           0          92.08
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      PREPAID MEDICINE (MEDICAL INSURANCE)
--------------------------------------------------------------------------------
  POSITIONS                                 GRADES    EVOLUTION    DIFFERENCE
 '05    '04                                            '04-'05    WITH LEADER
--------------------------------------------------------------------------------
  1       1   OSDE                           100.000           0         Leader
--------------------------------------------------------------------------------
  2       2   MEDICUS                          44.84           0          55.16
--------------------------------------------------------------------------------
  3       4   SWISS MEDICAL GROUP              38.61           1          61.39
--------------------------------------------------------------------------------
  4       3   OMINT                            28.93         - 1          71.07
--------------------------------------------------------------------------------
  5       6   SPM                              18.24           1          81.76
--------------------------------------------------------------------------------
  6       5   DOCHTOS                          10.04         - 1          89.96
--------------------------------------------------------------------------------
  7       7   QUALITAS                          6.86           0          93.14
--------------------------------------------------------------------------------
  8      11   LUIS PASTEUR                      3.09           3          96.91
--------------------------------------------------------------------------------
  9      10   HOSPITAL ALEMAN                   1.82           1          98.18
--------------------------------------------------------------------------------
 10       8   HOSPITAL ITALIANO                 1.50         - 2          98.50
--------------------------------------------------------------------------------

                                      -12-

ANALYSIS IN FIRST PERSON
--------------------------------------------------------------------------------

[PICTURE]
PAOLO ROCCA
PRESIDENT OF TECHINT
Position No. 4

The categories in which it obtains a better positioning are the economic worthiness, care of the human resources and employment generation, and management quality, where it obtained the second position. In the general ranking it scaled one position. The three acquisitions of Tenaris in 2004 helped: Silcotub (Romania), Sipsa (San Luis) and Matesi (Venezuela), in a joint venture with Sidor. Siderar invested US$ 25 million in the commissioning of Alto
Horno 1.

"The strength of our image is centered in the defense of the national development, of the private company as growth engine, and of the insertion of the Republic of Argentina in the world", states the No. 1 of the group which invoices US$ 8,500 million.

"Techint represents projects associated with the development of the Argentine industry of greater added value", he concludes.

[PICTURE]
LUIS MARIO CASTRO
PRESIDENT OF UNILEVER
Position No. 5

The company climbed several positions in the sub-rankings of the specific categories, such as product reliability and quality (2nd), ethics and transparency (2nd), service and adaptation to the consumer's needs (2nd), advertising and communication (2nd), and management quality and care of its human resources. Notwithstanding the above, this year, Unilever fell one position in the general chart, where the spontaneous statements are taken into account.

"We are in the top ten for two main reasons: the company's increased profitability and sustainablility which are values on which we base our management", affirms Castro.

"I believe that the attributes that differentiate us are the interlacing fabric of our trademarks, the personnel commitment and the steady interest in building a legacy".

[PICTURE]
PASCUAL MASTELLONE
PRESIDENT OF LA SERENISIMA
Position No. 6

The family dairy company climbed three positions this year due to the high level of initial remembrance measured in the first question about the company with the best image. The categories in which it obtains the best positioning are: service and adaptation to the consumer's needs (3rd) and reliability of its products
(4th).

"The categories with which we are associated very well reflect our company's philosophy and mission", states Mastellone.

"Having finished successfully the debt renegotiation with the bondholders and now, specially with Danone, allows us to have funds to make investments in
Argentina, where we are going to invest US$ 10 million this year", he adds.

"In its 75 years, the company made its best efforts to make available and communicate the products quality to the consumer".

                                      -13-

[PICTURE]
TED CANNIS
PRESIDENT OF FORD
Position No. 7

The automobile company continues ascending: in 2003 it ranked 14th, in 2004, it ranked 11th and this year it is within the top ten. Among the attributes acknowledged to it, there is the trajectory and permanence in the country (2nd)
-the company has a 92 year-old local affiliate which never stopped working-, and investment and production (5th).

"We want to continue being the automobile company which produces and exports the most, and for such purpose, we will go on working in our strategy of industrial specialization", states Cannis, who estimates that in 2005, the industry shall grow to 330,000 units or even more.

"A good image implies a long-term commitment with its clients, concessionaries, suppliers, community and partners; and it assures fidelity", he concludes.

[PICTURE]
JUAN MANUEL FORN
CEO OF MOLINOS
Position No. 8

In 2004, Molinos was left outside the top ten, after having ranked 10th in the former edition. This year Molinos is back, it ranks 8th among the companies with the best image of the country. The opinion leaders stand out the reliability of its products and the ethics in its businesses (6th).

In turn, the company, another entity with a new CEO -Guillermo Garcia shall replace Juan Manuel Forn as from April 1- assures that "The DNA of Molinos image is summarized in its slogan '100 years on Argentine tables', which is communicated as the closing in each trademark campaign". The company's goal for
2005 is "to consolidate the two basic business lines, by giving priority to the development of the trademark capital, supplemented by the bulk business".

[PICTURE]
JOSE MARIA ZAS
PRESIDENT OF AMEX
Position No. 9

The company is the leader of the credit card sector, and together with Banco
Rio, is also the leader of the financial category. In turn, VISA, its main competitor, fell four positions in the general chart, to No. 34, and is the third of this category. By the end of 2004, the company changed its president with the incorporation of Jose Maria Zas, substituting Oscar Girola.

"The attributes which makes American Express one of the companies with the best image are the quality of their products and services; commitment to the client;
safety; honesty and business ethics", states Zas.

"For business executives, management quality and creativity also influence the development of an image of a company which is ranked, once again, among the ten most admired companies in Argentina".

[PICTURE]
AGUSTIN GARCIA MANSILLA
PRESIDENT OF QUILMES
Position No. 10

The beer company lost four positions with respect to the 2004 ranking, although it is still ranked among the top ten. The category in which the company ranked best was advertising and communication (3rd). It ranks 8th among the best companies of massive consumption.

During 2004, the company was immersed in innumerable judicial battles with the
German company Isenbek, and it projects new investments for 2005. In this sense, it has advanced a disbursement plan exceeding US$ 11 million in order to finish the first stage of the plan involving the extension of its plant to store and dry grains, located in Tres Arroyos, Province of Buenos Aires. The final purpose of the plan is to double the production capacity in 2007.

                                      -14-

[PICTURE]
ALBERTO GUIMARAES
CEO OF PETROBRAS
Position No. 11

The case of the Brazilian oil company deserves, according to SEL consultants, a separate chapter. After ranked 7th in 2004, this year it obtained the 11th position. However, in this opportunity, most votes belong to Petrobras and were not the result of the addition of those who had chosen PeCom Energia, as was the case of last year. Therefore, the consultants point out that, in spite of that fact that it fell some positions, it is a genuine growth in the image of the
Brazilian company.

"We closed the year with 350 service stations re-identified with our trademark, out of the 729 distributed throughout the country", assures Guimaraes.

"Today, one of the greatest satisfactions for me, is that people see us as an
Argentine company", he concludes.

[PICTURE SECTION:]
[PICTURE NO. 1:]

Reception: Carlos De La Rica, general manager of Recoletos Argentina, and Jose
Del Rio, Director of APERTURA, welcome Juan Forn of the No. 1 of Molinos.

[PICTURE NO. 2:]

Technology: Pedro Sorop, general manager of Microsoft Argentina, was the only technological leader among the top companies.

[PICTURE NO. 3:]

Balance: Alberto Guimaraes, of Petrobras, dialogues with Luis Mario Castro, of
Unilever, Rodolfo Salas, of Coca-Cola, and Ted Cannis, of Ford, about the future of Argentina.

[PICTURE NO. 4:]

Reader: Manfred Muell, president of DaimlerChrysler, makes some comments on an issue of APERTURA with Sebastian Pereyra, responsible of the magazine's marketing.

[PICTURE NO. 5:]

In common: Salas and Castro talk about the future of massive consumption.

                                      -15-